SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

INTRODUCTION 3
1 ANALYSIS OF THE CONSOLIDATES RESULT 6
2 ANALYSIS OF THE PARENT COMPANY'S RESULT 38
3 GENERAL INFORMATION 42
4 NEW SUSTAINABILITY CHANNEL 52
ANNEX: 1. SUBSIDIARIES FINANCIAL INFORMATIONS – EXCEL
2. ANÁLISES FINANCEIRAS CONTROLADAS - EXCEL
3. OPERATION INFORMATION – AVALIABLE IN THE IR'S WEBSITE

The Investors Report – Appendices I, II and III can be found at excelo n our website: www.eletrobras.com.br/ri

Contact RI:
ombudsman-ri@eletrobras.com | www.eletrobras.com.br/ri |

Video Conference in English
November 17, 2021
2:30 p.m. (GMT)
12:30 p.m. (USA Eastern time)
5:30 p.m. (United Kingdom time)
Access data for Zoom platform:
https://tenmeetings.com.br/call-de-resultados/portal/#/home?webinar=9690

Video Conference in English
November 17, 2021
2:30 p.m (GMT)
12:30 p.m. (USA Eastern time)
5:30 p.m. (United Kingdom time)
Access data for Zoom platform:
https://tenmeetings.com.br/call-de-resultados/portal/#/home?webinar=96901516398

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

PREPARATION OF REPORTS:

Investor Relations Superintendent
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

ELET B3 LISTED N1
EBR & EBR.B LISTED NYSE
LATIBEX XELTO & XELTB
ISE B3
ICO2 B3
IG SEST NÍVEL 1
Pacto Global Rede Brasileira

Marketletter 3Q21

INTRODUCTION

Rio de Janeiro, November 16, 2021

A Eletrobras (Centrais Elétricas Brasileiras S.A.)
[B3: ELET3 and ELET6 – NYSE: EBR e EBR-B – LATIBEX: XELTO and XELTB]

Eletrobras, the largest company in the electric energy sector in Latin America, active in the generation, transmission and commercialization segment, controlling 5 operating subsidiaries and a holding company – Eletropar –, a research center – Cepel, holding 50% of the share capital of Itaipu Binacional and, on September 30, 2021, with direct and indirect interest in 81 Special Purpose Entities, announces, on this date, its results for the period referring to the second quarter of 2021.

3rd QUARTER OF 2021

Eletrobras presented, in the third quarter of 2021 (3Q21), a net profit of R$ 965 million, lower than the profit of R$2,814 million obtained in the third quarter of 2020 (3Q20). The result of 3Q21 was positively impacted by the strong operating performance of Eletrobras, especially in the transmission segment, mainly as a result of the accounting of contracts renewed by Law 12,783/2021, as a result of the reprofiling of the financial component of RBSE, in the amount of R$ 4,859 million. The result was also positively affected by the Hydrological Risk Renegotiation, in the amount of R$4,266 million, resulting from Aneel resolutions 2,932 and 2,919/21/21, which ratified the extension of the terms of grants for several Eletrobras hydroelectric plants. Another positive highlight of the quarter is the reversal of impairments of R$454 million, mainly influenced by the reduction in discount rates, with emphasis on the reversal of R$265 million in the Santa Cruz and Batalha plants in Furnas.

The positive effects of 3Q21 were negatively impacted by certain adjustments in the booking of provisions for contingencies of R$9,434 million. Based on the development of case law related to the ECE lawsuits, the Company reviewed its provision estimates for ECE lawsuits, resulting in an increase of approximately R$ 8,926 million in 3Q21. This amount contemplates, amongst others, (i) R$ 5,253 million related to the reclassification, from remote to probable, of the risk of losing disputes in which parties disputed the initial term of the statutory period applicable to the collection of reflexive compensatory interests, and (ii) R$ 2,180 million resulting from altering the moment in which, in compliance with final judgements that went against the Company’s position, and with unfavorable calculations approved by courts, the Company would supplement the provision for disputed amounts. Considering other constituted provisions and the reversal of ECE lawsuits, the final result was a total provision of R$ 9,059 million for the third quarter of 2021.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	3

Marketletter 3Q21

Net Operating Revenue went from R$ 6,626 million in 3Q20 to R$ 9,957 million in 3Q21, a 50% growth, influenced by the effect on transmission revenue from the periodic tariff review, and, in generation, by the better performance in bilateral and higher settlement revenue with the CCEE. Ebtida IFRS, in the amount of R$ 5,369 million in 3Q20, increased to an amount of R$ 5,596 million in 3Q21. Recurring Net Operating Revenue grew by 45%, from R$6,891 million in 3Q20 to R$9,977 million in 3Q21. Recurring EBITDA increased by 70%, from R$ 3,290 million in 3Q20 to R$ 5,598 million in 3Q21. The recurring growth demonstrates the improvement in the Company's operating performance.

OTHER 3Q21 HIGHLIGHTS

Cash of R$20.4 billion, Net Debt of R$19.1 billion and LTM Recurring EBITDA of R$19.6 billion, forming a Net Debt/ LTM Recurring EBITDA indicator of 0.9x.

CCC provision in the amount of R$ 340 million referring to the adjustment of current credits assumed by the Holding in the process of privatization of energy distributors, due to the conclusion of the inspection process by Aneel.

Negative net exchange variation in the amount of R$ 629 million in 3Q21 against a negative net exchange variation of R$ 221 million in 3Q20.
Increase of R$ 657 million in contingency at subsidiary Chesf referring to risk reclassification and update of litigation, with emphasis on R$ 233 million related to the lawsuit of fact K .

Credits from refundable fixed assets in progress by Energisa Acre added to the previous approvals of Equatorial Alagoas and Equatorial Piauí, in the amount of R$ 150 million referring to the recognition of fixed assets in progress, under the conditions of revenue as per Note 34 of 3Q21 financial actions.

R$ 622 million in revenue at the holding company referring to the increase of 14 months (May 2016 to June 2017) in the period covered by the recognition of energy economic inefficiency credits of credits granted by Amazonas Energia and Boa Vista, pursuant to Law No. 14,182 /20.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	4

Marketletter 3Q21

TABLE 01: MAIN INDICATORS (R$ MILLION)
2021	2020	%		3Q21	3Q20%
143.0	152.2	-6,1%	Energy Sold - Generation GWh (1)	46.3	52.1	-11,1%
31,054	24,086	29%	Gross Revenue	11,663	8,208	42%
31,300	24,332	29%	Recurring Gross Revenue (2)	11,684	8,473	38%
26,124	19,567	34%	Net operating revenue	9,957	6,626	50%
26,371	19,813	33%	Recurring Net Operating Revenue (3)	9,977	6,891	45%
12,730	10,824	18%	EBITDA	5,596	5,369	4%
15,643	9,188	70%	Recurring EBITDA (4)	5,598	3,205	70%
49%	55%	- 6.59	Ebitda Margin	56%	81%	- 24.83
59%	46%	12.95	Recurring Ebitda Margin	56%	48%	8.36
48,152	49,481	-3%	Gross debt without third party RGR	48,152	49,481	-3%
19,106	21,047	-9%	Recurring Net Debt	19,106	21,047	-9%
0,9	1,9	-97%	Recurring Net Debt / Recurring LTM EBITDA	0,9	1,9	-97%
5,104	4,511	13%	Net Profit	965	2,814	-66%
2,527	1,389	82%	Investments	1,024	681	50%
12,160	12,552	-3%	Employees	12,160	12,552	-3%

(1) Does not consider the energy allocated to quotas of plants renewed by Law 12,783/2013;

(2), (3) and (4) Adjustments detailed in the consolidated analysis presented below.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	5

Marketletter 3Q21

1       ANALYSIS OF THE
CONSOLIDATED RESULT (R$ MILLION)

TABLE 02: CONSOLIDATED RESULTS

2021	2020	Financial Statements	3Q21	3Q20
18,132	16,065	Generation Revenue	6,570	5,268
12,370	7,570	Transmission Revenue	4,894	2,769
551	451	Others Revenue	199	171
31,054	24,086	Gross Revenue	11,663	8,208
-4,929	-4,520	Deductions from Revenue	-1,707	-1,582
26,124	19,567	Net Operating Revenue	9,957	6,626
-3,046	-5,021	Resale energy, grid, fuel and construction	517	-1,831
-6,317	-5,843	Personnel, Material, Services and Others	-2,099	-2,022
-1,408	-1,399	Depreciation and amortization	-503	-468
-11,369	-3,008	Operating Provisions	-9,330	-2,002
3,985	4,296		-1,458	304
1,706	875	Shareholding	920	369
4,859	4,228	Regulatory remeasurements - Transmission Contracts	4,859	4,228
772	25	Others Revenues and Expenses	772	0
11,321	9,425		5,093	4,902
-1,122	-2,097	Financial Result	-1,059	-622
10,200	7,328	Income before tax	4,033	4,279
-5,096	-2,817	Income tax and social contribution	-3,069	-1,465
5,104	4,511	NET INCOME FOR THE PERIOD	965	2,814

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	6

Marketletter 3Q21

TABLE 03: RECURRING CONSOLIDATED RESULT
2021	2020	Recurring Financial Statement *	3Q21	3Q20
18,371	16,311	Generation Revenue Recurring	6,591	5,533
12,370	7,570	Transmission Revenue Recurring	4,894	2,769
559	451	Others Revenue Recurring	199	171
31,300	24,332	Gross Revenue Recurring	11,684	8,473
-4,929	-4,520	Deductions from Revenue Recurrent	-1,707	-1,582
26,371	19,813	Net Operating Revenue Recurring	9,977	6,891
-6,881	-4,998	Operational costs Recurring	-3,357	-1,827
-5,842	-5,625	Personnel, Material, Services and Others Recurring	-1,954	-1,948
-1,369	-1.399	Depreciation and amortization Recurring	-430	-468
289	-877	Operating Provisions Recurring	12	-281
12,568	6,913		4,249	2,368
1.706	875	Shareholdings Recurring	920	369
14,274	7,789		5,169	2,737
-610	-1,800	Financial Result Recurring	-903	-543
13,664	5,989	Income before tax Recurring	4,266	2,194
-2.471	-1,469	Income tax and social contribution Recurring	-582	-117
11,192	4,520	Net Income for the year Recurring	3,684	2,077

* Non-recurring adjustments mentioned in the Highlights.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	7

Marketletter 3Q21

1.1 MAIN VARIATIONS OF FINANCIAL STATEMENTS

Highlights in the Analysis 3Q20 X 3Q21

OPERATING INCOME

TABLE 04: GENERATION REVENUE

Operating Revenue - Generation	3Q21	3Q20%		2021	2020	%
Generation Revenue
Energy supply to distribution companies	3,982	3,381	18%	10,799	10,555	2%
Supply	884	639	38%	2,412	1,970	22%
CCEE	523	248	111%	1,631	726	125%
Operation and Maintenance Revenue	1,084	1,048	3%	3,136	2,911	8%
Construction Revenue	14	4	287%	39	23	70%
Itaipu Transfer	84	-51	-264%	115	-120	-196%
Generation Revenue	6,570	5,268	25%	18,132	16,065	13%
Non-recurring events
(-) Disruption of Angra I and II Retroactive and Inflexibility	34	269	-87%	277	269
(-) Construction Generation	-14	-4	287%	-39	-23	70%
Recurring Generation Revenue	6,591	5,533	19%	18,371	16,311	13%

VARIATION ANALYSIS 3Q20X3Q21

ENERGY SUPPLY TO DISTRIBUTION COMPANIES

•	At Eletronorte (+R$ 284 million): (i) 30% increase in ACL revenue, R$ 176 million, from the Tucurui and Samuel HPPs (R$ 589 million in 3Q20 X R$ 765 million in 3Q21), as a result of an 83% increase in the sale price (R$107/MWh in 3Q20 XR$196/MWh in 3Q21), which offset the 36% reduction in the amount of energy sold (2,490 MWmed in 3Q20 X 1,765 MWmed in 3Q21); (ii) reduction in sales revenue in the ACR, by UHE Tucurui, down 91% (R$ 25 million in 3Q20 vs. R$ 2 million in 3Q21), caused by the end of products from the 18th Auction, which were sold at R$175/ MWh, and beginning of the 23rd auction's billing at a price of R$167.31/MWh, which reduced energy sold by 91%, 66MWmed in 3Q20 X 6MWmed in 3Q21; (iii) In relation to AMAZONAS GT, incorporated by ELETRONORTE, in Jul/21, there was an increase of 13% in revenue, due to: (a) an average increase of 14% in Contractual Prices linked to the IGPM, which, in terms of energy, had a positive variation of 2% in total; and (b) an increase in TPPs in the Interior caused by the annual price readjustment through the IPCA index.
•	In Furnas (+R$226 million): (i) increase of 320 GWh negotiated in ACL Supply, due to business opportunity and 9% increase in the average price of energy traded, represented an increase of R$96 million; (ii) Price readjustment of ACR contracts by the IPCA, generating an increase of R$ 10 million; (ii) higher dispatch from the Santa Cruz Plant, of 321,756 MWh, due to the water crisis, generating an increase of R$118 million.
•	At Eletronuclear (+R$107 million): (i) revenue from the supply of Angra 1 and 2 plants in the amount of R$789.3 million; and (b) reimbursement for the calculation of positive energy deviation in the amount of +R$ 32.3 million, while in 2020, there was revenue from the supply of Angra 1 and 2 plants in the amount of R$ 931.6 million, however provision for negative energy deviation in the amount of -R$216.5 million for the period from January to September 2020.; (ii) 38% increase in the net energy supply of the nuclear power plants of Angra 1 and 2, of which 2,470,070 MWh in 3Q20, and 3,417,790 MWh in 3Q21, due to the extension of the stoppages at Angra 1 and 2 occurred in the 3Q20.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	8

Marketletter 3Q21

•	At CGT Eletrosul (+R$ 82 million): (i) the R$ 31.5 million increase in ACR revenue, impacted by the 6.4% price readjustment, which added R$ 14.8 million in revenue, which effect was mitigated by a reduction of 2 MWm reducing revenue by R$1.4 million in 3Q21; (ii) increase of R$51 million in ACL revenue, due to the +30% variation in the average sale price, representing an increase of R$41 million and an increase of 19 average MW in energy sold, resulting in an increase of R$10 million in 3Q21; (iii) reduction in revenue of R$26.5 million due to the increase in compensation for unavailability of UTE Candiota III, and (iv) provision for inflexibility of UTE Candiota III in the amount of R$45.7 million in 3Q20 and no occurrence in 3Q21.
•	At Chesf (+R$5 million): (i) increase of R$14.6 million (20 average MW) due to new contracts with no basis for comparison in 3Q20; (ii) reduction of R$8.9 million related to the classification of revenue from CER's in the Pindaí Complex as revenue in the CCEE; and (iii) start of commercial operation of EOL Casa Nova A.

SUPPLY FOR END CONSUMERS

•	At Eletronorte (+R$173 million): (i) variation in Albras' sales of R$162 million due to the update of the base price and the variations in the parameters: for Aluminum, Dollar and sector charges, being: (a) the update by IGP-M of 32% of the base price, from R$134.77/MWh to R$177.92/MWh, generated an increase of R$76 million; (b) 50% increase in average aluminum prices (US$1,677 in 3Q20 X US$2,517 in 3Q21), which resulted in an increase of R$111 million; (c) the 3% drop in the average exchange rate for the dollar (R$5.38/US$ in 3Q20 vs. R$5.23/US$ in 3Q21), which resulted in a decrease of R$4 million; (d) the increase in the limit of charges to be reimbursed by 32% and the 49% increase in charges paid by Albras, generated a drop in revenue of R$20 million. (ii) variation of R$ 11 million due to the seasonality of other sales contracts at UHE Tucuruí.
•	At Chesf (+R$ 30 million): (i) an increase of 42 average MW in the consumption of industrial customers, achieved by Law 13182/2015, influenced by the gradual resumption of activities by an industrial customer.
•	In Furnas (+R$ 15 million): (i) readjustment in unit prices of supply contracts, linked to the Itumbiara HPP (Law 13,182/15) of approximately. 4.5%; (ii) variation in ICMS.

CCEE

•	At Eletronorte (+R$68 million): (i) 435% increase in the average PLD in the period (R$92/MWh in 3Q20 X R$490/MWh in 3Q21); and (ii) a 23% drop in energy sold in bilateral contracts, 4,200MWmed in 3Q20 versus 3,404 in 3Q21.
•	At the holding (+R$296 million): sale of approximately R$296 million in the CCEE spot market as imported energy from Uruguay, corresponding to 274.1 GWh of energy, without occurrence in 3Q20.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	9

Marketletter 3Q21

Partially offset by:

•	In Furnas (-R$60 million): (i) decrease in the GSF of approximately 15% (66% in the period in 2020 and 51% in 2021), resulting in a lower amount of available energy and consequent lower positive exposure, although there was an increase of the PLD (2020: R$ 91.68 / 2021: R$ 581.71).
•	At Chesf (-R$26 million): (i) increase in the contracted amount by 112 average MW in supply/supply. On the other hand, there was (ii) a reduction in the average GSF from 65.97% (3Q20) to 51.38% (3Q21).

OPERATION AND MAINTENANCE REVENUE - PLANTS RENEWED BY LAW 12.783/2013

•	In subsidiary Chesf (+R$28 million): (i) annual RAG readjustment of approximately 6.5%, pursuant to Ratifying Resolution 2902/2021 (2021-2022 cycle); On the other hand, there was (ii) a 34.15% reduction in CFURH in 3Q21 compared to 3Q20 (around R$15 million).
•	In Furnas (+R$7 million (i) annual Annual Generation Revneue (RAG) readjustment of around 3%, around R$10 million, pursuant to Aneel Resolution No. 2902/2021; (ii) entry of the Jaguari plant in Jan/21, operated temporarily by Furnas, representing an increase in revenue of R$ 3 million, without comparison in 2020; (iii) lower CFURH and, consequently, lower PIS/COFINS by around R$ 6 million.
•	Eletronorte: (i) 15% readjustment, which took place in July 2021, of the RAG of UHE Coaracy Nunes.

CONSTRUCTION REVENUE

•	Higher level of investment made in 3Q21, but with no effect on results, as it has an equivalent amount in construction expenses.

ITAIPU TRANSFER

•	At the Holding (+R$ 135 million): (i) Tariff variation on which the monetary restatement is applied, calculated based on the American Commercial Price and Industrial goods price indices, levied on Itaipu's financial asset, which offset the levied exchange variation on said asset, recognized by interministerial ordinance 04/2018 of the MME and Ministry of Finance that determines the revenue of Itaipu.

ANALYSIS OF VARIATION 2021X2020

•	Revenue from the Generation segment grew by 13% in the 9 months of 2021 (9M21) compared to the same period of the previous year. This growth was mainly influenced by higher revenue at the CCEE, caused by the increase in the PLD and the import of energy from Uruguay by the holding, for sale, by order of the ONS, due to the low volume of reservoirs in Brazil, and by the growth in revenue of Operation and Maintenance Revenue, caused by the annual readjustment of the RAG.

TABLE 05: TRANSMISSION REVENUE

Operating Transmission Revenue	3Q21	3Q20%		2021	2020	%
Transmission Revenue	4,894	2,769	77%	12,370	7,570	63%
O&M Revenue - Renewed Lines	1,522	1,395	9%	3,483	2,813	24%
O&M Revenue - Regime Exploration	97	46	111%	814	550	48%
Construction Revenue	742	203	266%	1,064	468	128%
Contractual Revenue - Transmission	2,533	1,126	125%	7,009	3,740	87%
Recurring Transmission Operating Revenue	4,894	2,769	77%	12,370	7,570	63%

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	10

Marketletter 3Q21

ANALYSIS OF VARIATION 3Q20X3Q21

O&M REVENUE - RENEWED LINES LAW 12.783/13

•	In subsidiary Chesf (-R$143 million): (i) increase in the portion of RAP treated as a contractual asset, as with the increase in the RAP associated with CTT 061/2001, there was a proportional increase in the rectifying account of the RAP billed. As the item is a product of the difference between the billed revenue account and the account where the reversal is carried out (revenues treated as contractual assets), there is a reducing effect on the group in reference. On the other side there were 17% increase in the amortization of the contractual asset balance of contract 061/2001.
•	In the subsidiary Eletronorte (-R$ 43 million): (i) decrease of R$39 million in allowable revenue, mainly impacted by the lower Adjustment and Advancement Portion. In addition, there was (ii) a reduction in revenue due to the increase of R$4 million in the portion allocated to the amortization of assets as a result of the remeasurement caused by the publication of REH nº. 2,959/21.
•	In the subsidiary Furnas (-R$34 million): (i) redistribution between the pricing of construction and the pricing of operation and maintenance, in the amount of approximately R$ 44 million, due to the re-estimates of the evolution of the execution of the transmission projects in progress and the authorizations by ANEEL, carried out in the period, of RAPs for transmission projects completed.
•	In the subsidiary CGT Eletrosul (-R$14 million): (i) lower prepayment apportionment by R$10.6 million; (ii) an increase of R$5.7 million referring to the readjustment of authorized reinforcements and improvements, pursuant to REH 2,895/2021, which established the RAP for the 2021/2022 cycle; and (iii) a reduction of approximately 53% in the O&M RAP or approximately R$27.6 million in 3Q21. Excluding the recovery amount of R$20.1 million through the adjustment portion, this results in a reduction of R$7.5 million in total.

O&M REVENUE - EXPLORATION REGIME

•	In the subsidiary Eletronorte (+R$17 million), mainly due to: (i) an increase of R$22.6 million in billed revenue, mainly impacted by the readjustment/revision of the cycle (higher PV and lower PA); (ii) Readjustment of 6 contracts tendered by the IPCA of the 8.09% cycle, and readjustment of 2 contracts for tariff review: CC 009/2010 and CC 004/2021 with positive readjustment of 17.88% and 16.89% respectively . The others contracts had a correction slightly higher than the inflation of the cycle by new installments of RAP for authorized reinforcements without prior establishment of revenue. On the other hand, there was (ii) a R$6.1 million decrease in O&M Revenue, as a result of the difference between "Billed Revenue" and "Amortization". Amortization had a monthly increase of around R$ 2 million.
•	In the subsidiary Chesf (+R$11 million): (i) 18% readjustment of the 21/22 cycle (already discounting the inflationary effects between the periods), according to REH Aneel 2,895/21; (ii) the effects of the tariff review of concession contracts 006/2009, 007/2005, 017/2009 and 018/2009; and (iii) the recognition of RAP's of reinforcements without previously established revenue arising from the entry into commercial operation of projects and improvements included by Aneel for the 2021/2022 cycle.
•	At CGT Eletrosul (+R$6 million): (i) readjustment of the RAP for the 2021/2022 cycle, with emphasis on contract 010/2005, which was corrected by the accumulated IGPM of 37.04%, generating an increase of R$16.1 millions; (ii) reduction of R$6.5 million due to the apportionment of anticipation (-R$4.7 million) and the Calculation Adjustment Portion (-R$1.8 million); and (iii) a decrease in revenue due to the end of the similar concession related to Conversora de Uruguaiana / MME Ordinance No. 624/2014 (-R$ 1.7 million).

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	11

Marketletter 3Q21

•	In Furnas (+R$4 million): (i) change of tariff cycles, which brought readjustments in the Transmitters' RAPs of around 9%.

CONSTRUCTION REVENUE – TRANSMISSION

•	Furnas (+R$503 million): (i) reestimates of the execution of ongoing transmission projects and ANEEL authorizations, carried out in the period, of RAPs for completed transmission projects, of approximately R$500 million.
•	Chesf (+R$179 million): (i) directly related to the expenses incurred (appropriated and allocated) in the transmission investment events in progress, with emphasis on the achievements in the renewed contract, which amount exceeds by more than 80% of investments for the quarter.
•	CGTEletrosul (R$ 55 million): (i) re-estimates of the execution of transmission projects in progress.

Partially offset by:

•	Eletronorte (-R$ 35 million): (i) adjustment of the contractual asset of contract 058/2001 (-R$ 22.6 million) in 3Q21, mainly due to the re-estimates of the execution of the transmission projects in progress.

CONTRACT REVENUE - TRANSMISSION

•	Chesf (+R$834 million): (i) increase in the IPCA variation accumulated in 3Q21 (2.38%) compared to 2020 (0.86%); (ii) increase in the balance of contractual assets related to RAP-RBSE in 3Q21, mainly due to reprofiling, complementary consideration of KE in RAPs related to RBSE and completion of the inspection of the valuation report of the Regulatory Remuneration Basis - BRR of the Contract No. 061/2001. However, it is worth noting that in 3Q20, there was a reclassification between the values of the transmission revenue items, in the amount of R$ 477 million, to adjust the accounting classification occurred in 2Q20, given that this amount refers to the regulatory remeasurement and if you can find it on a separate line from the transmission revenue.
•	Furnas (+R$367 million), Eletronorte (+R$41 million) and CGT Eletrosul (+R$65 million): (i) increase in the accumulated IPCA variation in 3Q21 (2.38%) compared to 2020 (0 .86%); (ii) increase in the balance of contractual assets related to RAP-RBSE in 3Q21, mainly due to the reprofiling and additional consideration of KE in RAPs related to RBSE.

VARIATION ANALYSIS 2021x2020

•	Variation in transmission revenue of around R$4.8 billion in the year, mainly due to: (i) increase in inflation rates (IPCA) in 2021; (ii) increase in the balance of contractual assets related to RBSE, (calculation basis of revenue from updating contractual assets), with emphasis on: a) effects of reprofiling the financial component of RBSE, which impact the basis of contractual assets; b) Complementary recognition of the cost of equity (Ke) given that, in 2020, ANEEL only ratified the correction by the IPCA of the RBSE amounts not paid between 2017 and 2020, arising from the ABRACE injunction. In cycle 2021/2022, ANEEL recognized, in addition to correction by the IPCA, the remuneration of this amount by Ke e; c) Completion of the inspection of the appraisal report of the Regulatory Remuneration Basis – BRR of Chesf's Contract No. 061/2001. With this, the definitive values of the Periodic Review of the 2018/2023 cycle of the Allowed Annual Revenue - RAP were approved, through the publication of Ratifying Resolution No. 2935/2021. Additionally, in 2020, due to uncertainties regarding the inspection results, the Company estimated the flow of receivables only until the 2024/2025 cycle, and (iii) re-estimates of the execution of ongoing transmission projects and ANEEL authorizations, with featured in Furnas.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	12

Marketletter 3Q21

TABLE 06: OTHER OPERATING REVENUE

Operating Income	3Q21	3Q20%	2021	2020	%
Others Revenues	199	171	16%	551	451	22%
Non-recurring events
Retroactive reversal procedure	0	0	100%	8	0	100%
Other recurring income	199	171	16%	559	451	24%

OTHERS REVENUES

VARIATION ANALYSIS 3Q20X3Q21

•	At Eletronorte (+R$30 million): (i) increase of R$11.3 million in CDE; (b) R$10 million in Proinfa; (c) R$4.6 million in Leases and Leases; (d) R$2.5 million in multimedia communication services.
•	Chesf (+ R$ 8 million): (i) R$ 7.5 million increase in rental revenue.
•	CGT Eletrosul (+ R$ 7 million): (i) higher revenue from telecom services and operation and maintenance of R$ 2.5 million, given that in 3Q20 there was a delay in the regularization/update of registration data for the new CGT company Eletrosul; (ii) an increase in revenue from Engineering and Studies Services of R$3.7 million, due to the provision of extraordinary services that took place this year; and (iii) an increase in sales of ash from UTE Candiota III by R$0.9 million, given that the UTE was under maintenance in 3Q20.

OPERATIONAL COSTS AND EXPENSES

TABLE 07: OPERATIONAL COSTS AND EXPENSES

Operational costs	3Q21	3Q20%		2021	2020	%
Energy purchased for resale	2,360	-564	-519%	1,354	-1,570	-186%
Charges on use of the electricity grid	-857	-510	68%	-1,800	-1,350	33%
Fuel for production electric power	-627	-528	19%	-1,830	-1,524	20%
Construction	-359	-229	57%	-769	-576	33%
Personnel, Material, Services and Others	-2,099	-2,022	4%	-6,317	-5,843	8%
Depreciation and amortization	-503	-468	8%	-1,408	-1,399	1%
Operating Provisions	-9,330	-2,002	366%	-11,369	-3,008	278%
Total Operating Costs and Expenses	-11,414	-6,322	80,5%	-22,139	-15,271	45%
Non-recurring events
(-) Non-recurring PMSO events	144	74	95%	475	218	118%
(-) Non-recurring provisions	9,342	1,807	417%	11,658	2,131	447%

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	13

Marketletter 3Q21

(-) Generation Construction	14	4	287%	39	23	70%
(-) Transfer of coal from Material/Interest and Monetary Variation on debentures fixed in September/21	0	0	-	13	0	-
(-) Hydrological risk renegotiation, resulting from resolution nº 2.932/21 which ratified the term of extension of the concession of the hydroelectric plants- accounted for as a reducer of the energy purchased for resale account.	-4,266	0	-	-4,266	0	-
Record of GSF expense for adherence to the hydrological risk renegotiation (with a counterpart reversal of the provision amount of the same amount)	378			378
Total Recurring Operating Costs and Expenses	-5,802	-4,438	31%	-13,842	-12,900	7%

VARIATION ANALYSIS 3Q20X3Q21

ENERGY PURCHASED FOR RESALE

•	At Eletronorte (+R$2,953 million): (i) Renegotiation of the hydrological risk, in the amount of R$3,029 million, recorded as recovery of non-recurring expenses, arising from Aneel Resolution No. 2,932 of 09/14/2021, which ratified the term for extending the concession of the hydroelectric power plants UHE Curuá-Una: 2,313 days, UHE Samuel 1,042 days, and UHE Tucuruí: 518 days; partially offset by (ii) the 435% increase in PLD, R$92/MWh in 3Q20 X R$490/MWh in 3Q21; and (iv) worsens the GSF by 22% (66% in 3Q20 vs. 51% in 3Q21).
•	In the subsidiary Furnas (+R$335 million): (i) Renegotiation of the hydrological risk, in the amount of R$ 864 million, recorded as recovery of non-recurring expenses, arising from Aneel Resolution No. 2,932 of 09/14/2021, resulting from the extension of the plants HPP Furnas (in 33 days), HPP Luis Carlos Barreto (in 34 days), HPP Porto Colombia (in 34 days), HPP Corumbá I (in 34 days), HPP Marimbondo (in 37 days) and HPP Funil (in 37 days), offset by: (ii) price readjustments of contracts in force of approximately R$53 million in the period; (iii) 31% increase in the IGPM in the period; and (iv) energy purchases in order to avoid negative exposure in the MCP, taking advantage of the discount existing in short-term bilateral operations, as well as the tax benefit against settlement at the CCEE), of approximately R$527 million in 3Q21.
•	At the Holding (+R$262 million): higher imports (+285.4 GWh) of energy from Uruguay, due to the demand for energy volume by the ONS due to the country's hydrological situation.
•	At CGT Eletrosul (+R$84 million): (i) increase of 5.2% in the average acquisition price, increasing the cost by R$8.9 million; partially offset by (ii) a reduction of 28 MWm in the quantity purchased (from 373 MWm in 3Q20 to 345 MWm in 3Q21), causing a decrease of R$13.4 million in cost; (iii) positive variation of energy purchased in the MCP and tax and financial effects of the PIS/COFINS discount in the order of R$2.1 million, and (iv) Hydrological risk renegotiation in the amount of R$81.6 million, recorded as recovery of non-recurring expenses, arising from Aneel Resolution No. 2,932 of 09/14/2021, 2,919/2021, which extended the term of the Governador Jayme Canet Júnior (Old Mauá) plants by 1789 days; HPP Passo São João in 1740 days; HPP São Domingos in 610 days; SHP Barra do Rio Chapéu in 1461 days; and PCH João Borges in 1,362 days.

Partially offset by:

•	At Chesf (-R$165 million): (i) Renegotiation of the hydrological risk, in the amount of R$291 million, recorded as recovery of non-recurring expenses, arising from Aneel Resolution No. 2,932 of 09/14/2021, which approved the term extension of the granting of hydroelectric plants: HPP Boa Esperança (in 122 days), HPP Complexo Paulo Afonso (in 120 days), HPP Curemas (in 446 days), HPP Funil (in 44 days), HPP Luiz Gonzaga (126 days) , UHE Sobradinho (2,555 days) and Xingò (126 days); (ii) the effect of changes in purchase contracts entered into between the compared periods, which impacted the quarter by R$78 million; partially offset by the write-off, in July/2021, of the accumulated amounts, since July/2015 (R$ 378 million), due to Chesf having given up on a court injunction that protected it against the effects of the GSF under the CCEE, affecting the result for the quarter and without a basis for comparison in the same period in 2020. Such procedural waiver allowed the renegotiation of the hydrological risk dealt with in item (i) above.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	14

Marketletter 3Q21

FUEL FOR ELECTRICITY PRODUCTION

•	In Furnas (+R$138 million): (i) updates to the contractual parameters related to the price of fuel, in particular Gas Natural Herny Hub; and (ii) higher thermal generation in Santa Cruz, with 321,756 MWh in 3Q21, against 1,202 MWh in 3Q20.
•	At Eletronuclear (+R$21 million): (i) an increase in the consumption of fissile uranium equivalent (Kg Ueqv) by 37%, of which 325.630 Kg Ueqv in 3Q21 and 237.060 Kg Ueqv in 3Q20; (ii) Angra 2 was stopped in 2020 (2P16 scheduled stoppage in the period from 06/22/2020 to 08/17/2020, impacting 48 days within the analyzed quarter); (iii) 22 days of scheduled shutdown of the Angra 2 plant in 3Q21.

Partially offset by:

•	At Eletronorte (-R$61 million): (i) the R$50 million increase in fuel costs, being: (a) the R$100 million increase due to the 10.15% annual readjustment in the Natural Gas Price, which are indexed to the IGPM and IPCA, and the increase average of 11.45% in power generation, highlighting the Aparecida and Mauá 3 TPPs, which had an energy increase of 28% and 21%, respectively, which contributed to an average increase of 16% in the Contract's natural gas consumption, as these plants began operating in 3Q21 on a more continuous basis and at full load, following an order from the ONS due to the water crisis that is causing the reduction in the reservoirs of the SIN HPP ; (ii) reduction of R$64.6 million in ancillary expenses with Ship or Pay and Take or Pay, due to the increase in natural gas consumption; (iii) an increase of R$20 million related to the reversal of ICMS on sales of energy produced by UTE Mauá 03, due to the plant's self-consumption of natural gas. The reversal occurs because the sale is outside the state of AM and exempt from ICMS. (iv) reduction of R$6.2 million related to the rental of a generator set recorded in 3Q20 and reclassified in 3Q21. Offset by (ii) an increase of R$110 million in the recovery of expenses, due to: (a) the 10.15% annual readjustment of the Natural Gas Price, which is indexed to the IGPM and IPCA; and (b) the increase in the consumption of natural gas at the Aparecida and Mauá 3 UTEs, equivalent to 33% and 24%, respectively (since these plants are the only beneficiaries of the CCC Reimbursement of the consumed natural gas).

CHARGES ON USE OF THE ELECTRICITY GRID

•	At Eletronorte (+R$21 million): (i) annual increase with charges for the use of the electricity transmission network, which is readjusted considering the variation of the IPCA index. Overall, the EUST had an average increase of 11.5%, while the EUSD was around 17.5%. The main Aneel Resolutions that ratified the readjustments are: a) ReH 2.958/2021, ReH 2.748/2020 and ReH 2.586/2019 for the Tucuruí and Samuel plants and the Mauá 3 UTE; and b) ReH 2,920/2021, ReH 2750/2020 and ReH 2,566/2019 for the Curuá-Una plant.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	15

Marketletter 3Q21

•	At Chesf (+R$ 4 million (i) readjustment of approximately 2.8% of TUST, determined by ANEEL Ratifying Resolution 2896/2021 (2021-2022 cycle).

CONSTRUCTION

•	At Chesf (+R$103 million), mainly due to: (i) having a direct relationship with the expenses incurred (appropriated and allocated) in the transmission investment events in progress.
•	In Furnas (+R$ 6 million): (i) increase of R$ 10 million in generation construction; (ii) reduction of R$ 2 million in transmission, referring to contract 062/01 ; (iii) reduction of R$ 1.3 million in other contracts.

VARIATION ANALYSIS 2021x2020

•	The sum of the costs of Energy purchased for resale, Charges on the use of the electricity network, Fuel for the production of electricity and construction, in 9M21, decreased by 46%, mainly impacted by the renegotiation of the hydrological risk, in the amount of R$ 4,266 million, recorded as recovery of expenses arising from Resolution No. 2,932 of 09/14/2021 which ratified the period for extending the granting of some hydroelectric plants. This reduction in expenses was partially offset by: (i) higher fuel costs, higher dispatch from the Santa Cruz plant and increased consumption at UTE Mauá 03 ; (ii) Increase in network usage charges, mainly caused by the readjustment of about TUST and incorporation of the Pindaí Complex as of April/2021 by Chesf.

TABLE 08: PERSONNEL, MATERIAL, SERVICES AND OTHER

Personnel, Material, Services and Others	3Q21	3Q20%		2021	2020	%
Personnel	-1,178	-1,049	12%	-3,635	-3,204	13%
Material	-67	-62	9%	-200	-216	-7%
Services	-513	-519	-1%	-1,365	-1,418	-4%
Others	-341	-392	-13%	-1,117	-1,005	11%
PMSO total	-2,099	-2,022	3,8%	-6,317	-5,843	8,1%
Non-Recurring Items
Incentive Plans (PAE, PDC)	-2	-15	-84%	-7	-23	-69%
Eletronorte resignation	1	0	-	79	0	-
Foundations contributions reversal - CVM 600 adjustment	-8	0	-	-22	0	-
Indemnities (Labor Claims) – Furnas	21	0	-	69	0	-
Retroactive Entries, Reclassifications and Historic Hour Bank 25%	53	12	339%	1	0	-
Furnas Outsourced	0	68	-100%	0	95	-100%
Loss with CCC corresponding to the inspection of Boa Vista	58	0	-	58	0	-
Income tax not collected from conviction paid in 2015	0	0	-	42	0	-
IR on Debt Donation Charges - Transfer from AmGT	0	0	-	40	0	-
Cour costs and fees	3	0	-	48	0	-
Labor Costs	0	0	-	13	0	-
Indemnities - Loss and Damage	0	0	-	38	0	-
Worthless SPE FOTE	13		-	20	0	-
Write-off of Energisa assets in 1Q21 (Assets of Distributed Distributors)	0	0	-	29	0	-
Generator group rental (emergency service to Amapá)	6	0	-	57	0	-
Others	0	9		12	146
PMSO Recurrent	-1,954	-1,948	0%	-5,842	-5,625	4%

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	16

Marketletter 3Q21

Others: transfer of coal to fue accountl, Pis/COFINS UTE Candiota III credit, Debenture issue commissions in 1Q21, sale and reimbursement of T assets to Energisa, accounting for previous years, Camargo Correa lawsuit (Furnas), agreement installments Frunas/Inepar, losses and damages – Nova Engevix, Cien.

VARIATION ANALYSIS 3Q20X3Q21

PERSONEL

•	Increase of R$129 million due to: (i) around R$ 40 million in salary adjustment, due to the application of 2.4%, as provided for in the Collective Bargaining Agreement as of Dec/20; (ii) R$27 million in vacations; (iii) R$10 million additional for length of service; (iv) R$16 million for the 13th salary; (v) R$30 million in expenses with FGTS or supplementary pension; (vi) impact of 6.76% provision for ACT 2021, retroactive to May 2021, bringing an increase of R$141 million in the quarter, R$53 million of which referring to the months of May to June and non-recurring in 3Q21.
•	At Chesf (-R$27 million): increase in the actuarial liability of the CD and BD benefit plans, R$31 million, due to the adequacy of the base in 2020 and the impact of the IGPM, offset by (ii) : reversal of the provision for PLR in R$62 million, due to the payment of the PLR in September 2021;
•	At Eletronuclear (+R$ 54 million), there was an increase in overtime in the workforce due to the partial replacement of outsourced labor in stoppage activities, beginning of the Dry Storage Unit (UAS) operation, a structure built for " unburden” the storage of nuclear fuel inserted in the pools of each A1/A2 reactor, and extension of shutdown periods due to complications.
•	These amounts were partially offset by a higher allocation of labor for investment in the amount of R$32 million, especially for Chesf, which increased by R$26.1 million in the period.

Material

•	At Eletronorte (-R$ 11 million): (i) reduction in operational maintenance materials - direct acquisition, of R$ 10.5 million, impacted by the accounting reclassification of material that would be used for R&D project and which started to be treated as internal cost in the asset.
•	In Furnas (+R$9 million): (i) increase of R$7 million in Miscellaneous Materials, due to the resumption of maintenance; and (ii) an increase in the Fuel and Lubricants account, in the amount of R$1.3 million, referring to the car fleet.
•	At Eletronuclear (+R$5 million): (i) revaluation of inventory materials in the amount of R$2.9 million; (ii) higher cost of materials with preventive shutdowns of R$2.2 million. On the other hand, there was: (iii) a reduction in the usual cost of materials, in the amount of R$2.6 million and (iv) a lower adjustment of ICMS on inventory, positively impacting 3Q20 by R$2.6 million
•	At CGT Eletrosul (+R$5 million): (i) in 3Q21 the Average Generation of TPP Candiota III was 267.35 MWaverage and the expenditure on virgin lime was R$18.8 million, thus the variation only in relation to Cal was R$8.3 million higher than in 3Q20. (ii) Given the non-consumption of materials and production inputs due to the shutdown of the plant, in 3Q21 PIS/COFINS credits were 4.7 million higher than in 3Q20.

SERVICES

•	At Eletronuclear (+R$43 million): (i) an increase of R$37.2 million with the cost of the stoppage in 3Q21 (2P17 stoppage) compared to the 2P26 stoppage due to the increase in the scope of work.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	17

Marketletter 3Q21

•	At CGT Eletrosul (+R$13 million): (i) R$6.3 million increase in operational maintenance services, with emphasis on: (a) R$5.4 million increase in expenses with consulting and audits for contracting technical expertise for arbitration proceedings; (b) resumption of operational maintenance activities that were contingent in 3Q20 due to the COVID-19 pandemic; (ii) an increase of R$1.4 million in IT Services in building conservation due to the return of employees to the office.

Partially offset by:

•	In Furnas (-R$37 million): (i) reduction of hired labor, R$64.5 million, given that in 2020 there was payment of contract termination. On the other hand, there was an increase in: (ii) Accredited Dental Hospital Medical care by R$9.8 million; (iii) Infrastructure Sharing in R$ 8 million referring to reimbursement of CSC Global Coordination Costs from October/2019 to March/2020; and (iv) Contractors in R$2.5 million.
•	At Eletronorte (-R$ 15 million): (i) Reduction in the following expenses: (a) Maintenance of operating assets, of R$ 4.2 million, due to a punctual plant maintenance service in 2020, with no counterpart in 2021; (b) Maintenance of the Right of Way and Access Roads, of R$3.9 million, due to the sale of the transmission part of AmGT and the seasonality of the transmission line vegetation clearing service; (c) Medical, hospital and dental care, of R$3.6 million, since the account is no longer being used in 2021; (d) Electricity consumption of R$2.8 million due to the pandemic; (e) Contracted administrative labor, of R$2.2 million; (f) Rental of sundry vehicles, in the amount of R$2 million; (g) Studies and projects, of R$1.6 million. (ii) On the other hand, there was an increase in expenses with: (a) driver services, of R$5.6 million, due to the resumption of activities that were suspended in 2020 due to the pandemic.

OTHERS

•	Holding (+R$93 million): (i) CCC loss corresponding to the inspection of Boa Vista - R$57 million; (ii) lower expenses with court costs (except labor) R$16 million (iii) increase of R$3.2 million with rentals.
•	At CGT Eletrosul (+R$46 million (i) lower Recovery of expenses, which amounted to R$44 million in 3Q20 against R$9 million in 3Q21. In 2021, the recovery mainly refers to disallowances of invoices from suppliers referring to services of 2016 in the amount of R$ 5 million. (ii) reversal in 3Q21 of an advantageous purchase that had been recorded in 2Q21, referring to the acquisition process of SPE Fronteira Oeste Transmisora de Energia, of R$ 7.5 million, in addition to an additional record of loss related to the same process in the amount of R$5.7 million, totaling a negative effect of R$13.2 million in 3Q21, given that the analysis of the business combination was provisionally recorded in 2Q21, as permitted by CPC 15 and as mentioned in this Annex II of 2Q21.
•	At Eletronorte (+R$31 million): (i) reclassification of recovery of expenses (reduction account) related to PIS and COFINS credit activations, which generated an increase of R$16.7 million. In 2020, PIS and COFINS credit activations were recorded in the group of other operating expenses (R$16.7 million), in 2021 they were transferred to the expense recovery group - subsidy received (R$73.9 million) . (ii) In addition, there was an increase in the following expenses: (a) rental of generator groups, of R$5.7 million, as the expense was recorded in the fuel group in 3Q20, and was reclassified to the group of other expenses operating in 2021. In general, the variation in expenses with rental of generator groups between the periods was negative by R$1.2 million; (b) facilities, equipment and inventory insurance, in the amount of R$4.5 million; (c) operation and maintenance cost of R$3.9 million.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	18

Marketletter 3Q21

Partially offset by:

•	At Chesf (-R$21 million): (i) reduction in expenses with indemnities, losses and damages of R$37.3 million related to the recording of losses with customers; On the other hand, there was: (ii) an increase in insurance expenses of R$8.1 related to the appropriation of insurance expenses; and (iii) reduction in expense recoveries of R$7.9 million, due to the lower amount recovered from "INSS cooperative" reimbursed to the Company in 3Q20.

VARIATION ANALYSIS 2021x2020

•	Personnel, material, services and other costs and expenses presented, in 9M21, a variation of 7.1% compared to the same period of the previous year, mainly reflecting: (i) non-recurring expenses of approximately R$79 million due to dismissal of 285 employees between January and March 2021. Salary readjustment, from 12.01.2020, of 2.4% and more 6.76%, from 11.01.2021, as provided for in the Collective Labor Agreement, in addition to other events, such as an increase in the cost of interest due to the actuarial liability of Chesf's benefit plans, bringing a total impact on the personnel account of R$431 million, plus an annual fee of 1%. There was also an increase in other costs and expenses arising from the rental of generator groups, in the amount of R$47.5 million, for emergency assistance to Amapá and the write-off of the energisa asset in the amount of R$33 million. Increase of R$157 million in the “other expenses” account of the holding, mainly impacted by the loss with CCC corresponding to the inspection of Boa Vista (R$57 million); (ii) Income tax not collected from sentence paid in 2015 (R$ 42 million).

DEPRECIATION AND AMORTIZATION

TABLE 09: OPERATING PROVISIONS

Depreciation and Amortization	3Q21	3Q20%		2021	2020	%
Depreciation and Amortization	-503	-468	8%	-1,408	-1,399	0,6%

Non-recurring events
Retroactive Entries	73	0		39	0	100%
Recurring Depreciation and Amortization	-430	-468	-8%	-1,369	-1,399	-2%

TABLE 10: OPERATING PROVISIONS
Operating Provisions	3Q21	3Q20%		2021	2020	%
Operational provisions / reversals	-9,330	-2,002	366%	-11,369	-3,008	278%

Operational provisions / reversals
Contingencies	-375	-642	-42%	-1,372	-532	158%
Provisions and Reversals Compulsory Loan	-9,059	-377	2304%	-10,094	-409	2369%
Provisão/Reversão PCLD RGR de Terceiros/ Estimativa de perda de crédito prospectiva (CPC 48)/ Reversão PCLD CIEN/ RPCs Chesf	0	-94	-100%	118	-201	-159%
Onerous Contracts	-23	-172	-87%	-23	-172	-87%
(Provision)/Reversal for investment losses	-3	9	-133%	-111	-112	0%
RAP Adjustment Portion	0	0	-	0	-224	-100%
Impairment of long-term assets	454	43	965%	454	63	623%
Provision for Implementation of Shares - Compulsory Loan	-47	-353	-87%	-93	-353	-74%
ANEEL Provision - CCC	-288	-27	963%	-528	-18	2822%
Candiota III Plant - Inflexibility	0	-107	-100%	0	-173	-100%
Usina Candiota III - Fuel	-2	0	-	-9	0	-
Non-recurring provisions / reversals	-9,342	-1,721	443%	-11,658	-2,131	447%

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	19

Marketletter 3Q21

Operating Provisions	3Q21	3Q20%		2021	2020	%
Recurring Provisions/Reversals
Guarantees	5	3	51%	24	1	2362%
PCLD (excluded PCLD Prospective credit loss estimate for privatized distributors (CPC 48)) and RPCs Chesf	44	-94	-125%	319	-632	-151%
GAG Improvement	1	-57	-103%	-51	-166	-70%
Others	-38	-47	-20%	-4	-80	-95%
Recurring provisions / reversals	12	-281	-104%	289	-877	-133%

The positive values in the table above mean provision reversal.

ANALYSIS OF VARIATION 3Q20X3Q21

The variation is mainly explained by:

Provision for Contingencies of R$9,434 million in 3Q21: (a) At the Holding, based on the development of case law related to the ECE lawsuits, the Company reviewed its provision estimates for ECE lawsuits, resulting in an increase of approximately R$ 8,926 million in 3Q21. This amount contemplates, amongst others, (i) R$ 5,253 million related to the reclassification, from remote to probable, of the risk of losing disputes in which parties disputed the initial term of the statutory period applicable to the collection of reflexive compensatory interests, and (ii) R$ 2,180 million resulting from altering the moment in which, in compliance with final judgements that went against the Company’s position, and with unfavorable calculations approved by courts, the Company would supplement the provision for disputed amounts. Considering other constituted provisions and the reversal of ECE lawsuits, the final result was a total provision of R$ 9,059 million for the third quarter of 2021; (b) At Chesf, R$354 million in provisions for contingencies, with an emphasis on the constitution of R$657 million, mainly due to the reclassification of risk and updating of legal proceedings (with emphasis on the factor k process, with a provision of R$233 million ), which was partially offset by the reversal of the provision for a GSF lawsuit of R$369 million;
•	At the holding company, provision of R$340 million referring to current CCC credits that were registered in the current assets of the privatized distributors Boa Vista, Ceron and Eletroacre in Jun/17 and which were transfered by the said distribution companies to Eletrobras, but ended up being carried out by the same distributors before the effective transfer of credits to Eletrobras, and therefore, these credits were provisioned by Eletrobras, as the revenue will not be made by the CCC/CDE, but by the privatized distribution companies, who must sign a contract with Eletrobras for the return of said amounts. There is also a current credit owed by Amazonas Energia of approximately R$442 million, but the contract has already been signed and accounted for as a financing receivable from the aforementioned distributor. Credits with other distributors will be accounted for when the respective signed contracts are finalized and signed.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	20

Marketletter 3Q21

Partially compensated:

•	By the subsidiary Eletronorte, with the reversal of a provision, in the amount of R$ 53 million, related to the right to compensation resulting from the inspection and monthly reprocessing of the CCC, in the period from July 2009 to June 2016, paid to Eletronorte in a lower amount in the amount of R$ 116 million, updated by the IPCA of August/2021; and reversal of civil contingencies in the amount of R$101.4 million referring to a court settlement in the El Paso Rio Negro Energia Ltda process.

•	Reversal of impairment of long-term assets, in the net amount of R$454 million, highlighting the reversal of 265 million referring to the UTE Santa Cruz and HPP Batalha, reversal of R$99 million of Samuel impairment, offset by the provision of R $276 million related to the recognition of impairment of UTE Candiota III, mainly due to the revision in the expectation of recomposition of the physical guarantee of this plant.
FIXED ASSETS + INTANGIBLE ASSETS - GENERATION	CONTROLLED	(-) CONSTITUTION	(+) REVERSAL	Operating Provisions	Result
Casa Nova A	Chesf	0	35	210	35
Casa Nova II	Chesf	0	49	0	49
Casa Nova III	Chesf	0	26	0	26
Pindaí I	Chesf	0	100	0	100
UHE Batalha	Furnas	0	144	265	144
UTE Santa Cruz	Furnas	0	120	0	120
FASE A,B, NUTEPA, SÃO JERONIMO	CGT Eletrosul	0	15	-120	15
CANDIOTA III-FASE C	CGT Eletrosul	-276	0	0	-276
UGC PCH João Borges	CGT Eletrosul	0	42	0	42
UGC PCH Rio Chapéu	CGT Eletrosul	0	33	0	33
UGC UHE Passo São João	CGT Eletrosul	0	35	0	35
UGC Eólica Coxilha Seca	CGT Eletrosul	0	26	0	26
UGC Eólica Galpões	CGT Eletrosul	0	4	0	4
UGC Eólica Capão do Inglês	CGT Eletrosul	0	1	0	1
UTE Presidente Médice (Fase A e B)	CGT Eletrosul	-0,3	0,0	0,0	-0,3
UHE Samuel	Eletronorte	0	99	99	99
3Q21 effects (Reversal)		-277	731	454	454

•	Onerous contracts: Reversal of R$23 million, the main changes being: (i) reversal of R$88 million from the Onerous Agreement of Coaracy Nunes, ; (ii) constitution of R$94 million due to the result of UHE Funil, reversal of a onerous contract of R$ 33 million, referring to the Jirau commercialization contract.

ANALYSIS OF VARIATION 2021X2020

•	Operating provisions presented, in 9M21, a 300% growth compared to the same period of the previous year, mainly reflecting: (i) At the Holding, R$10,174 million of provisions for contingencies, highlighting R$10,094 million of provision for lawsuits of compulsory loan; (ii) ANEEL – CCC provision, in the amount of R$528 million, related to CCC credits assigned by the companies CERON and Boa Vista to Eletrobras; partially offset by (iii) Impairment Reversal of R$454 million.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	21

Marketletter 3Q21

REGULATORY REMEDIES - TRANSMISSION CONTRACTS

TABLE 11: Regulatory remeasurements - Transmission Contracts

Regulatory remeasurements - Transmission Contracts	3Q21	3Q20%		2021	2020	%
Non-Recurring Events
Regulatory remeasurements - Transmission Contracts	4,859	4,228	15%	4,859	4,228	15%

•	In the third quarter of 2021, the contractual transmission assets increased significantly, due to the remeasurement of the concession assets referring to RBSE, in particular by the reprofiling of the financial component of RBSE, approved by ANEEL in April 2021. The decision caused a reduction in the payment curve of amounts related to the periodic review of RAPs associated with transmission facilities for cycles 2021/2022 and 2022/2023 and an increase in the flow of payments in cycles after 2023, extending such installments until cycle 2027/2028 , preserving, however, the remuneration for the cost of equity (Ke) for RBSE. For more details, see note 14 to the 3Q21 financial statements.

SHAREHOLDINGS

TABLE 12: SHAREHOLDINGS

Shareholdings	3Q21	3Q20%		2021	2020	%
Shareholdings	920	369	149%	1,706	875	95%

ANALYSIS OF VARIATION 3Q20X3Q21

SHAREHOLDINGS

•	The main highlights were: (i) improvement in the equity result of SPE Norte Energia (+R$105 million), due to the extension of the concession period, as a result of the GSF agreement pursuant to Law 14.052/2020; (ii) improvement in the result of SPE Chapecoense (+R$58 million), due to the reduction in energy purchases and (iii) improvement in the result of equivalence at CTEEP (+R$80 million); (iv) Negative amount of R$464 million in 3Q20 referring to Manaus Energia.

ANALYSIS OF VARIATION 2021X2020

•	In 9M21, equity interests showed a 78% variation compared to the same period of the previous year, mainly reflecting: (i) positive variation in the equity in the earnings of affiliates (+R$269 million), with emphasis on CTEEP; (ii) comparative improvement in the result of IE Madeira (+R$180 million), due to the increase in contractual revenue, mainly due to the effect of the application of the IPCA correction;

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	22

Marketletter 3Q21

FINANCIAL RESULT

TABLE 13: FINANCIAL INCOME AND EXPENSES

Financial Result	3Q21	3Q20%		2021	2020	%
Financial Income
Interest, commission and fee income	158	238	-34%	489	721	-32%
Income from financial investments	206	137	51%	396	963	-59%
Additional moratorium on electricity	74	95	-23%	206	211	-3%
Active monetary updates	-172	-197	-13%	58	-1	-9110%
Exchange rate variations	-629	-221	185%	-270	-1,020	-74%
Net Derivative gains	247	164	51%	685	56	1114%
Financial expenses
Debt charges	-722	-587	23%	-1,897	-2,250	-16%
Leasing charges	-112	-91	23%	-340	-277	23%
Charges on shareholder resources	12	66	-82%	-27	-78	-65%
Other net financial income and expenses	-120	-226	-47%	-421	-422	0%
Financial Result	-1,059	-622	70%	-1,122	-2,097	-46%
Non-recurring adjustments
(-) Revenue from loans owed by privatized distributors	-82	-76	9%	-236	-296	-20%
(-) Bonus Award + FIDC Commission 1Q20	0	0	-	91	298	-69%
(-) Chesf: update of lawsuits due to Benner's go live	-231	0	-	-231	0	-
(-) Regularization of credits in the tax process / Fine and Notices of Violation	0	0	-	81	0	-
(-) Charges due to the tariff recognition associated with the AIC (fixed assets in progress) approved by ANEEL, through the extraordinary tariff review process	-5	0	-	-5	0	-
(-) Monetary update of the 14-month increase in economic and energy inefficiency	-151	0	-	-151	0	-
(-) Financial expense corresponding to the exchange of the Selic rate for the IPCA according to CNPE Resolution No. 15/2021	432	0	-	432	0	-
(-) RPCs Chesf / Addition of late payment and monetary variation	0	0	-	118	0	-
(-) Monetary adjustment compulsory loan	194	155	26%	413	295	40%
Recurring Financial Result	-903	-543	66%	-610	-1,800	-66%

FINANCIAL RESULT

ANALYSIS OF VARIATION 3Q20X3Q21

In 3Q21, the financial result showed a strong negative variation, having presented a negative result of R$622 million in 3Q20 and R$1,059 million in 3Q21. The main variations were in the accounts of:

•	The net exchange variation went from a net negative variation of R$221 million in 3Q20 to R$629 million in 3Q21, mainly due to the variation of the dollar in the respective periods.
•	Expenses with debt charges increased by 23%, from an expense of R$587 million in 3Q20 to an expense of R$722 million in 3Q21, mainly impacted by the increase in the CDI rate, which went from 1.9% p.a.a. to 6.15% p.a. in the period and inflation measured by the IPCA, which went from 3.14% p.a. (accumulated in the last 12 months) to 10.78% pa, which resulted in a greater readjustment of the outstanding balance and, consequently, more expenses with interest, in addition to the increase of approximately R$72 million generated by the charges generated by the new issue of Debentures that took place in May 2021.
•	Passive monetary variation of R$767 million in 3Q21, mainly due to the financial expense of R$432 million recorded, due to the effect of the application of the IPCA (replacing the SELIC) on Amazonas Energia's “inefficiency” credits and Boa Vista. Eletrobras changed the method of correction of “inefficiency” credits in 3Q21, starting to use the IPCA, as it was the correction method used in CNPE Resolution No. 15/2021, which defined the grant amount to be paid by Eletrobras for new generation concessions in the company's capitalization process.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	23

Marketletter 3Q21

Partially offset by:

•	Derivatives gains and losses increased from a net revenue of R$164 million in 3Q20 to a net revenue of R$247 million in 3Q21, especially for the subsidiary Eletronorte, due to the pricing of assets, as provided for in the energy sales contract signed with Albras, which is mainly linked to the LME (Aluminum) and US dollar quotation.

•	Accounting of financial income of R$ 286 million, of which: (i) R$ 151 million referring to the monetary adjustment over the accounting of the extension of 14-month (May 2016 to June 2017) in the coverage period of the inefficiency credits " economic and energetic , due to the publication of Law No. 14.182/2021, applicable to credits originating from companies Amazonas Energia (R$ 620 million) and Roraima Energia (R$ 1.7 million), totaling the amount of R$ 622 million Such amounts were approved by ANEEL through Official Letter No. 367/2021-SFF/ANEEL, of 10/08/2021; (ii) R$135 million of which R$106 million refer to the update (IPCA) of the inspection result applicable to original credits from the companies Ceron, Eletroacre and Roraima Energia and R$30 million referring to the restatement (SELIC) of economic and energy inefficiency credits up to April 2016 granted by Amazonas and Roraima Energia;

ANALYSIS OF VARIATION 2021X2020

•	The Financial Result presented, in 9M21, a variation of 46% in relation to the same period of the previous year, mainly reflecting: (i) Gains and losses with Derivatives (+R$628 million), with emphasis on the subsidiary Eletronorte, due to the asset pricing as provided for in the energy sale agreement entered into with Albras, which is mainly linked to the LME (Aluminum) and US dollar quotation; (ii) net exchange variation, which went from a net expense of R$1,020 million in 9M20 to a net expense of R$270 million in 9M21, reflecting the dollar variation in the respective periods; partially offset by (iii) a decrease in income from financial investments (-R$ 566 million) mainly due to the reduction in the rate of the indexes that remunerate the investments.

OTHER OPERATING REVENUE AND EXPENSES

Outras Receitas e Despesas	3T21	3T20%		2021	2020	%
Outras Receitas e Despesas	772	0	-	772	25	2982%
Eventos não recorrentes
(-) Ajuste não recorrentes	-772	0	-	772	25	2982%
Outras Receitas e Despesas Recorrente	0	0	-	0	0	-

•	Addition of 14 months (May 2016 to June 2017) in the period of coverage of economic and energy inefficiency credits, due to the publication of Law No. 14.182/2021, applicable to credits originating from Amazonas Energia companies (R$ 620 million ) and Roraima Energia (R$1.7 million), totaling R$622 million.These amounts were approved by ANEEL through Official Letter 367/2021-SFF/ANEEL, of 10/08/2021.
•	The amount of R$ 150 million, which is due to the tariff recognition associated with the AIC (fixed assets in progress) approved by ANEEL, through the extraordinary tariff review process, and which must be paid by the distributors Energisa Acre (R$ 43, 5 million), Equatorial Alagoas (R$ 61 million) and Piauí (R$ 45 million) to Eletrobras, according to the following conditions described in explanatory note 34 to the Financial Statements.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	24

Marketletter 3Q21

INCOME TAX

Income tax and social contribution	3Q21	3Q20%		2021	2020	%
Current income tax and social contribution	9	-921	-101%	-1,427	-2,172	-34%
Deferred income tax and social contribution	-3,078	-545	465%	-3,669	-645	469%
Total income tax and social contribution	-3,069	-1,465	109%	-5,096	-2,817	81%
Non-Recurring Events
(-) Non-recurring Eletrosul Adjustment / Chesf PCLD Estimate / Hydrological Risk Renegotiation	2,487	1,348	84%	2,625	1,348	95%
Recurring income tax and social contribution	-582	-117	397%	-2,471	-1,469	68%

1.2 EBITDA Consolidated

TABLE 12: EBITDA DETAIL

EBITDA	2021	2020	%	3Q21	3Q20%
Resulto of the period	5.104	4.511	13%	965	2.814	-66%
+ Income Tax and Social Contribution Provision	5.096	2.817	81%	3.069	1.465	109%
+ Financial Result	1.122	2.097	-46%	1.059	622	70%
+ Depreciation and Amortization	1.408	1.399	1%	503	468	8%
= EBITDA	12.730	10.824	18%	5.596	5.369	4%
Non recurring adjustments
Other revenues and expenses	-772	-25	2982%	-772	0	-
Reversal of Energy Revenue between Brazil and Uruguay	8	0	-	0	0	-
Interruption of Angra I and II Retroactive and Candiota Inflexibility	277	269	3%	34	269	-87%
Regulatory remeasurements - Transmission Contracts	-4,859	-4,228	15%	-4,859	-4,228	15%
Renegotiation of the hydrological risk, arising from resolution No. 2.932021 which ratified the term for extending the concession of the hydroelectric plants.	-4,266	0	-	-4,266	0	-
Record of GSF expense for adherence to hydrological risk renegotiation	378	0	-	378	0	-
Transfer of coal from Material/Interest and Monetary Variation on debentures fixed in September/21	13	0	-	0	0	-
Incentive Plans (PAE, PDC)	-7	-23	-69%	-2	-15	-84%
Dismissal Eletronorte	79	0	-	1	0	-
Reversal of contributions to foundations - CVM 600 adjustment	-22	0	-	-8	0	-
Indemnities (Labor Claims) - Furnas	69	0	-	21	0	-
Retroactive ACT Releases and Historical Hour Bank 25%	1	0	-	53	12	339%
Transfer of coal to Fuel account	-13	0	-	0	0	-
PIS/COFINS credit – prior periods of TPP Candiota III	-4	0	-	0	0	-
Furnas Outsourced	0	95	-100%	0	68	-100%
Loss with CCC corresponding to the inspection of Boa Vista	58	0	-	58	0	-
Income tax not collected from conviction paid in 2015	42	0	-	0	0	-
IR arising from Transfer of Amz GT	40	0	-	0	0	-
Court costs and fess – Parent Compant and Furnas	48	0	-	3	0	-

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	25

Marketletter 3Q21

Labor Costs	13	0	-	0	0	-
Indemnities - Loss and Damage	38	0	-	0	0	-
Debenture issue commissions in 1Q21	-8	0	-	0	0	-
Worthless SPE FOTE	20	0	-	13	0	-
Write-off of Energisa assets in 1Q21 (Assets of Distributed Distributors)	29	0	-	0	0	-
Generator group rental (Amapá emergency service)	57	0	-	6	0	-
Sale of Transmission Assets to Energisa	-3	0	-	0	0	-
Reimbursement of Transmission Assets to Energisa	2	0	-	0	0	-
Accounting issues if previous years	-7	0	-	0	0	-
Camargo Correa claim – Furnas	0	98	-100%	0	0	-
Installments of the agreement between Furnas and Inepar	0	38	-100%	0	9	-100%
Indemnities, losses and damages - Nova Engevix, CIEN and Furnas Outsourced	45	10	351%	0	0	-
Contingencies	1,372	532	158%	375	642	-42%
Compulsory Loan	10,094	409	2369%	9,059	377	2304%
PCLD Credit Loss Estimate (CPC 48) / PCLD Reversal CIEN / RPCs Chesf	-118	201	-159%	0	94	-100%
Onerous Contracts	23	172	-87%	23	172	-87%
(Provision)/Reversal for investment losses	111	112	0%	3	-9	-133%
RAP Adjustment Portion	0	224	-100%	0	0	-
Impairment of long-term assets	-454	-63	623%	-454	-43	965%
Provision for Implementation of Shares - Compulsory Loan	93	353	-74%	47	353	-87%
Outsourced Indemnity Incentive Provision	0	0	-	0	0	-
Provision ANEEL - CCC	528	18	2822%	288	27	963%
TPP Candiota III - Inflexibility	0	173	-100%	0	107	-100%
TPP Candiota III - Coal	9	0	-	2	0	-
= Recurring EBITDA	15,643	9,188	70,3%	5,598	3,205	75%

Note: As of 2019, the Company started to consider, in its recurring EBITDA, the RBSE revenue from concessions extended under Law 12,783/2013, in order to maintain a protocol similar to the debenture covenants issued in 2019. Considering the privatization of the distributors was completed in April 2019, and these operations are no longer part of its core business, the company treated as non-recurring the relevant effects of financial income, expenses, PL reversals and prospective allowance for loan losses ( CPC 48) of loans contracted with them before or as a result of the privatization process, although revenues and eventual provisions arising from contracted loans may continue to affect the company's accounting result until its complete exhaustion. However, they were treated as recurring PCLDs of outstanding effective debt of distributors as well as debts related to energy supply.

Recurring Cash Generation with Adjustment of Regulatory Transmission RAP

	3Q21	3Q20
1. EBITDA Recurrent	5,581	3,290

2. (-) Total Corporate Revenue from Transmission	4,894	2,769
O&M Revenue	1,522	1,447
Construction Revenue	97	46
Finance - Return on Investment - RBSE	742	150
Contractual Revenue Transmission	2,533	1,126
Periodic Tariff Revenue	0	0

3. (+) Total Payment of Allowed Annual Revenue	4,015	3,305
Revenue of RAP and indemnities	2,494	1,857
O & M Revenue	1,522	1,447

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	26

Marketletter 3Q21

4 = 1 - 2 + 3 : Approximate Cash Generation	4,702	3,826

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	27

Marketletter 3Q21

1.3       Consolidated Results by Continued Operations segment:

TABLE 14: FINANCIAL STATEMENT BY SEGMENT – R$ THOUSAND

2021
Finacial Statement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	189	15,245	11,047	-357	26,124
Operating Costs	-458	-5,028	-2,044	345	-7,184
Operating Expenses	-12,998	-1,465	-504	12	-14,955
Operating Income Before Financial Result	-13,268	8,753	13,358	0	8,844
Financial Result					-1,122
Result of Equity Interests					1,706
Other income and expenses					772
Income tax and social contribution					-5,096
Net income (loss) for the period					5,104

2020
Finacial Statement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	169	13,452	6,730	-784	19,567
Operating Costs	-22	-7,369	-2,569	777	-9,183
Operating Expenses	-4,255	-1,166	-556	-113	-6,088
Regulatory remeasurements - Transmission Contracts	0	0	4,228	0	4,228
Operating Income Before Financial Result	-4,107	4,917	7,834	-119	8,524
Financial Result					-2,097
Result of Equity Interests					875
Other income and expenses					25
Income tax and social contribution					-2,817
Net income (loss) for the period					4,511

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	28

Marketletter 3Q21

1.3.1. INDEBTEDNESS AND RECEIVABLES

TABLE 15: GROSS DEBT AND NET DEBT

09/30/2021
Gross Debt - R$ million	48,152
(-) (Cash and cash equivalents + marketable securities)	20,432
(-) Financing Receivable	7,672
(-) Net balance of Itaipu Financial Assets[1]	941
Net debt	19,106

1 See Explanatory Note 15b to the Financial Statements.

TABLE 16: Debt Maturity Schedule and Debentures of the Holding and Subsidiaries included:

* For further information, see note 20 to ITR 3Q21.

Gross Consolidated Debt Total – R$ billion

Parent Company Gross Debt – R$ billion

	2021	2022	2023	2024	2025	2026	After 2026	Total (R$ billion)
Amortization and Debentures	5.6	4.0	2.3	4.2	3.2	2.5	6.8	28.6

Table 17: Foreign Exchange Exposure
			Liabilities *	US$	%
				thousand
Asset	US$ thousand	%	Bônus 2021 - Eletrobras	641,092	30%
Itaipu Loans Receivables	298,920	63%	Bônus 2025 - Eletrobras	498,530	23%
Itaipu Financial Asset	173,014	37%	Bônus 2030 - Eletrobras	740,401	34%
TOTAL	471,933	100%	Others	267,346	12%
			TOTAL	2,147,369	100%

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	29

Marketletter 3Q21

	2021	2022	2023	2024	2025	2026	After 2026	TOTAL
Asset (US$ million)	197.91	229.19	43.34	1.49	0.00	0.00	0.00	471.93
Liabilities (US$ million)	669.46	45.79	46.26	19.70	518.23	19.70	828.23	2.147.37
Foreign Exchange Exposure	-471.56	183.40	-2.92	-18.20	-518.23	-19.70	-828.23	-1,675.44

Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that could materialize in the coming months in the company's operations.

* In the balance of Bonuses 2030 and 2025, there is an accounting effect on the deferral of expenses with repurchase of the 2021 bonus due to the operation carried out in February.

Ratings

TABLE 18: Ratings

Agency	National Classification / Perspective	Last Report
Moody’s BCA	“Ba3”: / Estável	09/16/2020
Moody’s Senior Unsecured Debt	“Ba2”: / Estável	09/16/2020
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Negativa	06/02/2021
Fitch - Issuer Default Ratings (Local Currency)	“BB-”: / Negativa	06/02/2021
S&P LT Local Currency – Escala Nacional Brasil	brAAA/Estável	03/12/2021
S&P Issuer Credit Rating – Escala Global	BB-/Estável	03/12/2021

*CreditWatch

Financing and loans granted (receivables)

TABLE 19: Receivables

	Average Rate		CONSOLIDATED
	09/30/2021	12/31/2020	09/30/2021	12/31/2020
Itaipu	6.47	6.93	1,625,944	4,200,471
CEAL	3.79	3.45	1,293,613	1,505,961
Eletropaulo	3.50	3.75	673,567	1,008,052
Amazonas D	5.98	5.78	4,005,534	3,998,324
CEPISA	4.49	2.50	496,894	571,127
Boa Vista	3.58	2.22	143,916	147,764
Outras	-	-	197,512	248,201
(-) PECLD	-	-	(764,903)	(755,002)
Total			7,672,078	10,924,899

The graphs and table below exclude charges, allowance for loan losses and financial assets of Itaipu.

*For more information, see explanatory note 9 of ITR 3Q21.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	30

Marketletter 3Q21

Total Consolidated Loans and Financing Receivables – R$ billion

Does not include: receivable from Itaipu's financial assets of R$941 million and PCLD of R$765 million and current charges.

Loans and financing receivable Parent company - R$ billion

Projection Receivables	2021	2022	2023	2024	2025	2026	after 2026	TOTAL
Parent Company	1.4	2.7	2.1	1.4	0.9	0.7	3.8	13.1

Does not include charges and allowance for loan losses.

Loans and Financing receivable Parent Company - R$ billion

Receivables Projection	2021	2022	2023	2024	2025	2026	After 2026	TOTAL
Parent Company	1.4	2.7	2.1	1.4	0.9	0.7	3.8	13.1

Does not include charges and PCLD.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	31

Marketletter 3Q21

Table 20: CCC credits assigned by Privatized Distributors

In the process of privatizing the distributors, credits contained in the right of reimbursement account recorded in the assets of the distributors in June/17 and which were being analyzed and inspected by Aneel, in processes closed in September 2021, were assigned to Eletrobras. activated in the Company's Financial Statements, of 09/30/2021, in two accounts, namely Right to Reimbursement and Financing receivable, according to Explanatory Notes 15 and 11 of 3Q21, and detailed below:

REIMBURSEMENT RIGHT

Registered Net Assets – R$ thousand

R$ thousand	Amazonas	Ceron	Eletroacre	Boa Vista	Total
NT Aneel + Claims under analysis Aneel + "inefficiency"	2,366,317	3,008,691	116,173	120,023	5,611,205
Current Rights
Total (a)	2,366,317	3,008,691	116,173	210,249	5,611,205

* The balance of R$ 2,366 million from Amazonas is composed of an obligation to return to the CCC in the amount of R$ 504.5 million referring to the final result of the inspection of the first and second periods carried out by Aneel, and a credit receivable from National Treasury of economic and energy “inefficiency” of R$ 2.87 billion. The economic and energy “inefficiency” credit was being updated by Selic until 2Q21, being changed in 3Q21, starting to be updated by the IPCA. The amount to be returned to the CCC must be deducted from the credit receivable from the CCC in relation to the amounts transferred from the other distributors.

** The credits referring to the current rights of Ceron, Eletroacre and Boa Vista were provisioned in this 3Q21, as the amount to be returned by the distributors to Eletrobras for having realized this current credit before the credit transfer date is still under negotiation to Eletrobras. When a return agreement is signed with these distributors, Eletrobras will reverse the provision.

Conversion into Loans

R$ thousand	Amazonas	Ceron	Eletroacre	Boa Vista	Total
Conversion into Loans (b)	442,366				442,366

Note: The R$ 442.4 million credit in the table above was also a CCC credit, given by Amazonas to Eletrobras, however, as it is not part of the aforementioned inspection period, and as it is a current credit, it has already been paid by CCC to Amazonas Distribuidora, and could not have been assigned to Eletrobras, so it was converted into debt of the distributor with Eletrobras.

Total Credits Granted (Note 9 + Note 13)

R$ mil	Amazonas	Ceron	Eletroacre	Boa Vista	Total
Credit assigned Net (1)	2.808.683	3.008.691	116.173	210.249	6.053.571
(1)	Credits updated until 06/30/2021, by IPCA.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	32

Marketletter 3Q21

The National Electric Energy Agency - Aneel recognized, by decision of its collegiate board, on March 10, 2020, (i) the right to receive credits from the Ceron Fuel Consumption Account, in the amount of R$ 1,904.0 million (at July 2019 prices), referring to the inspection of benefits due in the period from July 30, 2009 to June 30, 2016, considered as the first period of the inspection process ("First Inspection Period"), credits assigned to Eletrobras at the time of privatization of said distributor; and (ii) the right to receive credits from the Fuel Consumption Account – CCC to the Electricity Company of Acre (“Eletroacre”), in the amount of R$ 191.6 million (at July 2019 prices), referring to the inspection of benefits due from July 30, 2009 to June 30, 2016, credits which were also assigned to Eletrobras on the occasion of the privatization of the aforementioned distributor.

Aneel's Board of Directors also approved, on March 10, 2020, the obligation to return R$ 2,061.4 million (at March 2019 prices), referring to the CCC inspection and monthly reprocessing process paid to Amazonas Distribuidora de Energia SA (“Amazonas Energia”), from July 2016 to April 2017, referring to the Second Inspection Period. With this decision, Amazonas Energia had completed its entire inspection process, as Aneel's Board of Directors had already deliberated, on March 19, 2019, the result of the First Inspection Period of CCC reimbursements to Amazonas Energia, with the company entitled to receive a credit in the order of R$1,591.7 million (at September 2018 prices), to be offset against the credits to be returned.

The net balance of credits granted by Amazonas Energia, positive in R$ 2.81 billion, refers, in addition to the contract signed with the distributor, with the payment of the amount of R$ 442.4 million in current credits, upon revenue of disallowances of the CCC arising from the economic and energy efficiency criteria, a right recognized by Law 13,299/2016, and later by Law 14,182/2021, in the historical amount of R$ 1,978.1 million, which will be deducted from the grant amount to be paid by the Eletrobras for new generation concessions. The new law increased by 14 months the term of coverage of "inefficiency", going from Apr/16 (Law 13,299/2016) to until Jun/17. This increase in coverage, updated by the IPCA for Sep/21, brought a gain of R$ 771 million for Amazonas' “inefficiency” credits. However, the exchange of Selic for IPCA to update these credits had a negative effect of R$ 423 million. Eletrobras changed the way of correction of “inefficiency” credits in 3Q21, starting to use the IPCA, as it was the form of correction used in CNPE Resolution No. 15/2021, which defined the grant amount to be paid by Eletrobras for the new generation concessions in the company's capitalization process.

On June 15, 2021, Aneel approved the result of the inspection and monthly reprocessing of the benefits reimbursed by CCC to Boa Vista Energia, setting the amount to be reimbursed by CCC to the distributor at R$ 103.9 million, February 2020 position , and establishing that the payment to Eletrobras, holder of the credits, should await the final result (first and second periods) of the inspections carried out at Amazonas Energia, Ceron, Eletroacre and Boa Vista Energia.

In a meeting held on September 28, 2021, Aneel's board deliberated on the CCC inspection processes, which are still pending analysis, according to the inspection period of Ceron, Eletroacre and Boa Vista. The amounts approved by Aneel's board were in line with the amounts presented in the latest technical notes issued by SFF-SFG-SRG/ANEEL. The amount of R$ 806.6 million (position Apr/21) was approved as a result of Ceron's second inspection period, as well as the negative amount of R$ 97.5 million (position Apr/21) to be returned to the CCC as a result of Eletroacre's second inspection period, and the negative amount of R$29.7 million (Apr/21) position for Boa Vista's second inspection period.

Thus, all eight inspection processes (first and second periods of Amazonas, Eletroacre, Ceron and Boa Vista) were closed and the payment conditions to Eletrobras of the net final value of the eight inspection processes were defined. Aneel defined the final amount on the CCC inspection reimbursed to Amazonas Energia, Ceron, Eletroacre and Boa Vista Energia in the amount of R$ 2,670.5 million, updated by the IPCA of Aug/2021, which shall be reimbursed by the CCC to Eletrobras, as holder of the assumed credits of these distributors. This amount will be received in 60 months, in equal installments, duly updated by the IPCA, with the beginning of monthly payments being considered in the Annual Budget of the CDE 2022.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	33

Marketletter 3Q21

In 3Q21, Eletrobras recorded the amount of R$ 6,053.6 million in credits assumed by distributors in their privatization processes. The amount of R$ 2,705.2 million as the final result of the CCC inspection processes carried out by Aneel and which will be paid by the Fund to Eletrobras, the amount of R$ 2,906.0 million in “inefficiency” credits assumed by Amazonas and Boa Vista, which will be used to deduct the grant amount to be paid by Eletrobras for new generation concessions in the company's capitalization process, and R$ 442.4 million recorded in the loans and financing account referring to the current credit return contract signed with Amazonas Energia, which is still in the grace period for payment of the principal. It is important to highlight that Eletrobras made a provision in the amount of R$ 340.1 million in 3Q21 referring to current credits of Ceron, Eletroacre and Boa Vista Energia (credits made before the transfer of the right to Eletrobras, and therefore, must be returned to Eletrobras) since contracts have not yet been signed with these three distributors for the refund of the amount. Currently, Eletrobras has been discussing with the three companies the amount to be paid to Eletrobras. After defining the amounts and payment conditions, the contracts will be signed and Eletrobras will revert part or all of this R$340.1 million provision made.

Thus, as a summary of the changes in credits assumed by distributors in 3Q21, a breakdown can be made into 5 items: i) Increase of R$ 622.0 million in “inefficiency” credits with the additional 14 months of coverage provided by Law 14.182/2021, including only the principal amount, still uncorrected; ii) financial income in the amount of R$286.3 million, with the update by the IPCA of the additional 14 months of “inefficiency” credits, and the update by the IPCA of the result of the CCC inspection of Ceron, Eletroacre and Boa Vista; iii) financial expense in the amount of R$446.6 million arising from the exchange of the correction of the Amazonas and Boa Vista de Selic “inefficiency” credits to the IPCA, and the correction of the net result of the inspection by Amazonas (first and second periods); iv) R$340.1 million in the provision for current credits, given that contracts have not yet been signed with Ceron, Eletroacre and Boa Vista to refund the amounts paid by the distributors themselves before the assignment of credits to Eletrobras; v) losses of R$ 57.6 million resulting from the incorporation of the result of the second inspection period on Boa Vista's CCC credits.

RBSE REPROFILING

In April 2021, ANEEL approved the reprofiling of the financial component of RBSE, of the subsidiaries Furnas, Eletronorte, CGT Eletrosul and Chesf. The decision provides for a reduction in the payment curve of amounts related to the periodic review of RAPs associated with transmission facilities for cycles 2021/2022 and 2022/2023 and an increase in the flow of payments in cycles after 2023, extending such installments until the 2027/2028 cycle, preserving, however, the remuneration by the WACC.

In September 2021, the reprofiling of the financial component of the Existing System Basic Network - RBSE was accounted for. ANEEL's decision caused a reduction in the payment curve of amounts related to the periodic review of RAPs associated with transmission facilities for cycles 2021/2022 and 2022/2023 and an increase in the flow of payments in cycles after 2023, extending such installments until the 2027/2028 cycle, preserving, however, the remuneration for the cost of equity (Ke). For more details, see note 14 of the 3Q21 financial statements.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	34

Marketletter 3Q21

In 3Q21, the contractual transmission assets increased significantly, mainly due to the remeasurement of the concession assets referring to RBSE, as follows:

1. Reprofiling of the RBSE financial component, approved by ANEEL in April 2021. The decision caused a reduction in the payment curve of the amounts related to the periodic review of the RAPs associated with transmission facilities for cycles 2021/2022 and 2022/2023 and an increase the flow of payments in cycles after 2023, extending such installments until the 2027/2028 cycle, preserving, however, the remuneration for the cost of equity (Ke) for RBSE;

2. Complementary recognition of the cost of equity (Ke). In 2020, ANEEL ratified only the correction by the IPCA of the RBSE amounts not paid between 2017 and 2020, resulting from the ABRACE injunction. In cycle 2021/2022, in response to a request from the Transmitters, ANEEL recognized, in addition to the correction by the IPCA, the remuneration of this amount by the Ke.

3. Completion of inspection of the appraisal report of the Regulatory Remuneration Basis – BRR of Chesf's Contract No. 061/2001. With this, the definitive values of the Periodic Review of the 2018/2023 cycle of the Allowed Annual Revenue - RAP were approved, through the publication of Ratifying Resolution No. 2935/2021.

Table 21: Reprofiling RBSE – R$ million

REPROFILED Financial Component	Cycle 2021-2022	2022-2023	2023-2024	2024-2025	2025-2026	2026-2027	2027-2028
CHESF	639	886	1,648	1,648	1,648	1,648	1,648
ELETRONORTE	278	393	769	769	769	769	769
ELETROSUL	161	215	360	360	360	360	360
FURNAS	806	1,199	2,635	2,635	2,635	2,635	2,635
Total	1,884	2,693	5,411	5,411	5,411	5,411	5,411
Economic Component	Cycle 2021-2022	2022-2023	2023-2024	2024-2025	2025-2026	2026-2027	2027-2028
CHESF	1,091	1,091	654	654	654	654	654
ELETRONORTE	562	562	242	242	242	242	242
ELETROSUL	187	187	69	69	69	69	69
FURNAS	1,785	1,785	1,136	1,136	1,136	1,136	1,136
Total	3,625	3,625	2,102	2,102	2,102	2,102	2,102
Total RBSE after REPROFILING	Cycle 2021-2022	2022-2023	2023-2024	2024-2025	2025-2026	2026-2027	2027-2028
CHESF	1,730	1,976	2,302	2,302	2,302	2,302	2,302
ELETRONORTE	841	955	1,011	1,011	1,011	1,011	1,011
ELETROSUL	348	402	430	430	430	430	430
FURNAS	2,590	2,984	3,771	3,771	3,771	3,771	3,771
Total	5,509	6,318	7,513	7,513	7,513	7,513	7,513

The amounts above include TFSEE charges (Electric Energy Services Inspection Fee) and resources for R&D and Energy Efficiency, and do not include PIS and Cofins. Furthermore, the data refer to the tariff cycle and not the calendar year.

The values approved in the reprofiling were updated by the IPCA.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	35

Marketletter 3Q21

1.4. Investment

Table 22: INVESTMENTS BY SEGMENT - R$ million

Investment (Corporate + Partnerships)	Realized 1Q21	Realized 2Q21	Realized 3Q21	Budget 3Q21	% 3Q21	Realized 9M21	Budget 9M21	% 9M21
Generation	314	529	572	1.218	47%	1.415	2.882	49%
Corporate Expansion	145	329	431	851	51%	904	1.919	47%
Maintenance	130	152	139	287	48%	421	722	58%
SPEs - Contributions	39	17	2	79	3%	58	237	25%
SPEs - Acquisitions	0	31	0	1	0%	31	4	829%
Transmission	142	360	378	525	72%	881	1.729	51%
Corporate Expansion	16	38	34	11	316%	87	91	96%
Reinforcements and Improvements	96	213	300	413	72%	608	1.077	56%
Maintenance	30	27	44	99	45%	101	222	46%
SPEs	1	83	0	1	0%	84	340	25%
Others*	65	91	75	118	63%	231	521	44%
Total	522	981	1,024	1,861	55%	2,527	5,132	49%

Others: Research, Infrastructure, Environmental Quality

* For more details on the investments, by subsidiary or by project, see annex 3 to this Report to Investors, to be released in November 2021.

IN 3Q21, R$ 1,024 MILLION WERE INVESTED OF THE R$ 1,861 MILLION BUDGET FOR THE QUARTER.

In generation, the total investment was R$572 million, R$431 million of which related to the expansion of corporate projects, with emphasis on: Angra 3 R$375 million, Angra 1 and 2 R$70 million. In generation SPEs, the realization was only R$ 2 million at Brasil Ventos. In generation maintenance, R$139 million were realized, with an emphasis on R$21 million at Furnas and R$26 million at Chesf.

In transmission, the total investment was R$ 378 million, of which R$ 34 million in expansion and exclusive of Chesf referring to ( LT São Luiz II/São Luiz III; / - LT Paraíso-Açu C3; / - LT Pau Ferro /Santa Rita C1; /- TL Mossoro/Açu C2; /- TL Banabuiu/Russas 230K C2). In reinforcements and improvements, R$300 million was invested, with emphasis on: Chesf R$178 million, CGT R$49 million, Furnas R$38 million and R$36 million for Eletronorte. There was no performance in transmission SPE in 3Q21

As for non-realization of investments, there was a frustration of R$ 837 million, of which -R$ 647 million in generation, with emphasis on the non-realization of -R$ 333 million in Angra 3 due to delay in the bidding process for resumption of works and release of AFAC, frustration of -R$ 86 million in maintenance of Angra 1 and 2 due to the impacts of the pandemic. In SPE, there was a frustration of R$ 26 million in Teles Pires due to the postponement of contributions and -R$ 34 million in Brasil Ventos due to planned contributions to subsidiaries and not made.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	36

Marketletter 3Q21

In transmission, investments were not made in the amount of R$ 147 million, highlighting: -R$ 20 million due to delays in environmental licensing, -R$ 17 million due to impacts from COVID-19 and -R$ 12 million due to problems with tenders . The budget for transmission SPES was only R$1 million.

1.5. COMMERCIALIZATION

1.5.1. ENERGY SOLD IN 3Q21 – GENERATORS - TWH

In terms of the evolution of the energy market, Eletrobras Companies, in 3Q21, sold 46.3 TWh of energy, against 52.1 TWh traded in the same period of the previous year, which represents a decrease of 11%. These volumes include the energy sold from the plants under the quota regime, renewed by Law 12.783 / 2013, as well as by the plants under the exploration regime (ACL and ACR).

Sales: includes projects under Law 13,182 / 15

Average ACR Prices in the chart do not include Itaipu and O&M. Include Eletronuclear.

1.5.2. ENERGETIC BALANCE

TABLE 23: ENERGETIC BALANCE
Energetic Balance (MWmed)	2021	2022	2023	2024	2025
Energy Ballast	9,288	9,313	9,277	9,257	8,563
Own resources	8,119	8,183	8,183	8,183	7.707
Energy Purchase	1,168	1,130	1,094	1,074	855
Sales	7,190	6,344	5,843	4,711	3,123
ACL - Bilateral Contracts + MCP realized	5,101	4,188	3,691	2,559	1.377
ACR - Except quotas	2,090	2,156	2,152	2,152	1.746
Average Selling Price R$/MWh	228.96	224.83	218.12	227.88	228.91
Average Purchase Price R$/MWh	283.32	247.60	254.38	256.79	247.58
Average Selling Price R$/MWh (1)	186.18	184.03	171.50	169.63	178.85
Average Purchase Price R$/MWh (1)	263.85	228.16	235.24	235.99	235.99
Balance (Ballast - Sales)	2,097	2,969	3,434	4,546	5,440
Uncontracted Energy *	23%	32%	37%	49%	64%

* The uncontracted portion includes energy reserved for the company's hedge, strategically defined according to the GSF estimate for the period.

Contracts entered into until 09/30/2021.

The consequences of Law 14.182/2021, the decotization process of plants under the Physical Guarantee Quotas regime and the creation of the new state-owned company are not being considered in the balance sheet.

* A parcela descontratada inclui energia reservada para hedge da companhia, definido estrategicamente conforme estimativa de GSF para o período.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	37

Marketletter 3Q21

The installments of Physical Guarantee Quotas and Nuclear Energy Quotas are not included in the balance.

1)	The extension of the concession period for the Mascarenhas de Moraes and Tucuruí HPPs was considered, as established in ANEEL Ratifying Resolution No. 2.932, of September 14, 2021.
2)	The prices of the Amazonas GT contracts (incorporated by Eletronorte), including the PIEs contracts, arising from the Amazonas Distribuidora unbundling process, are not considered in the energy purchase and sale prices, it is worth noting that, in this case, the energy purchase and sale operations do not reflect economic impact ("pass-through").

Physical Guarantee and Nuclear Energy Quotas (MWmed)	2021	2022	2023	2024	2025
Physical Guarantee Quotas for Hydroelectric Power Plants (3)	7,464	7,464	7,451	7,451	7,451
Nuclear Energy Quotas	1,573	1,573	1,573	1,573	1,573

3)	The concession under provisional administration of the Jaguari HPP was considered, remaining until 2022. It only considers existing CCGF, different from previous publications, which considered the end of the contracts of UHE Mascarenhas de Moraes, in Jan/2024, and of UHE Tucuruí, in Aug/2024, and from these dates, these plants were considered under the Quota regime of Physical Guarantee.

With the consequences of Law 14.182/2021 and the decotization process of the plants under the Physical Guarantee Quotas regime, the following scenario is presented considering its implementation:
Scenario Law 14.182/2021 (MWmed)	2021	2022	2023	2024	2025
Physical Guarantee Quotas for Hydroelectric Power Plants (3) (4)	7,464	7,464	5,961	4,470	2,980
Decotization (5)	0	0	1,332	2,663	3,995
New Grants (6)	0	0	5,728	5,728	5,728

4)	Decotization taking place gradually over a period of 5 years from 2023.
5)	Upon decotization, the plants currently under the quota regime will have a new concession under the Independent Energy Producer - PIE regime, occurring gradually over a period of 5 years from 2023. The Physical Guarantee values were defined in Ordinance GM/MME No. 544/21.

6)	New concession grants are considered as of 2023 for the Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes plants, whose Physical Guarantee values were defined in Ordinance GM/MME No. 544/21. Regardless of what is observed in item (1).

Table 23.1 : ERRATA Energectic Balance releaased on 2Q21

The sales price values presented in the 2Q21 balance sheet (with and without Am-GT) were considering nuclear energy quotas, which we had not been considering recurrently.

Energetic Balance (MWmed)	2021	2022	2023	2024	2025

Energy Ballast	9,114	9,135	9,113	7,510	4,730
Own resources	8,075	8,136	8,136	6,476	3.875
Energy Purchase	1,039	999	977	1,034	855
Sales	7,244	5,972	5,597	4,563	2,989
ACL - Bilateral Contracts + MCP realized	5,157	3,816	3,446	2,412	1,243
ACR - Except quotas	2,087	2,156	2,152	2,152	1,746
Average Selling Price R$/MWh	224.49	233.50	227.72	238.98	228.39
Average Purchase Price R$/MWh	254.79	247.25	244.71	234.44	223.83
Average Selling Price R$/MWh (1)	183.66	191.51	180.87	181.71	174.89
Average Purchase Price R$/MWh (1)	228.69	227.93	224.16	211.89	211.89
Balance (Ballast - Sales)	1,870	3,163	3,516	2,946	1,742
Uncontracted Energy *	21%	35%	39%	39%	37%
* The uncontracted portion includes energy reserved for the company's hedge, strategically defined according to the GSF estimate for the period.
The installments of Physical Guarantee Quotas and Nuclear Energy Quotas are not included in the balance.
Physical Guarantee Quotas for Hydroelectric Power Plants (3)	7,464	7,464	7,464	9,123	11,773
Nuclear Energy Quotas	1,573	1,573	1,573	1,573	1,573

Contracts entered into until 06/30/2021. It considers the end of the contracts of UHEs Mascarenhas de Moraes, in Jan/2024, and UHE Tucuruí, in Aug/2024, and from the respective dates, both started to be considered in the Physical Guarantee Quotas regime.

In the Average Sales Prices, projects under the Physical Guarantee Quotas and Nuclear Energy Quotas regime are not being considered.
(1) The prices of Amazonas GT contracts, including the PIEs contracts, arising from the Amazonas Distribuidora unbundling process, are not considered in the average prices indicated with the number (1). and energy sales do not reflect an economic impact for Amazonas GT.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	38

Marketletter 3Q21

II.
Result Analysis of
Parent Company

In 3Q21, Eletrobras Holding posted net income of R$924 million, a reduction of 66% compared to the net income of R$2,751 million in 3Q20. The result for 3Q21 was decisively influenced by: (i) Equity Interest, of R$ 10,756 million, mainly influenced by the results of the controlled companies as a result of the GSF agreement pursuant to Law 14,052/20 which extended the deadline for granting of several hydroelectric plants and the effect of the RBSE reprofiling; (ii) registration of Other Revenues in R$ 772 million, which refer, first, to the recognition of R$ 622 million due to the increase of 14 months (May 2016 to June 2017) in the period covered by Law No. 14.182/2021 , which regulates the CCC reimbursement credit related to economic and energy "inefficiency" that Eletrobras may compensate for the added value to be paid in the case of decotization of hydroelectric plants and the granting of new 30-year concessions, within the scope of the privatization of Eletrobras and, second, the reimbursement of R$ 150 million from the AIC (fixed assets in progress) to be paid by the privatized distributors to Eletrobras. This was partially offset by: (iii) negative effect on provisions for legal contingencies, with emphasis provisions related to compulsory loan lawsuits in the amount of R$9,059 million; and (iv) constitution, in 3Q21, of R$ 340 million in ANEEL CCC Provision due to the adjustment of current credits granted to Parent Company by the privatized distribution ocmpanies. In addition to the (iv) negative impact of the Financial Result in the amount of R$927 million in 3Q21, mainly due to the negative effect of the exchange rate fluctuation in the period (R$503 million) and the negative result of net monetary restatements (R$473 million ).

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	39

Marketletter 3Q21

EVOLUTION OF RESULT - R$ MILLION

Note: The analysis of the results of each subsidiary can be found in Appendix II of the Investor Report.

2.1       Shareholdings in the Parent Company

In 3Q21, the Equity Interest result positively impacted the Company's result by R$10,756 million, mainly due to the Equity Income from investments in subsidiaries, while the result in 3Q20 was R$4,178 million (the amount in 3Q20 was restated due to the remeasurement of transmission assets – see Note 4.4 to the Financial Statements). Highlight for the improvement in the results of Chesf (+R$3,323 million), Eletronorte (+R$2,816 million), Furnas (+R$557 million) and partially offset by the lower result of CGT Eletrosul (-R$217 million).

2.2       Operating Provisions of Parent Company

In 3Q21, Operating Provisions had a negative impact on the Parent Company's results by R$9,552 million, compared to a provision of R$921 million in 3Q20. This variation is mainly explained by: (i) negative effect on provisions for legal contingencies, with emphasis on the compulsory loan lawsuits in the amount of R$9,059 million, compared to a provision of R$379 million in 3Q20; and (ii) constitution, in 3Q21, of R$340 million in ANEEL CCC Provision due to the adjustment of current credits granted to the Holding by the privatized distributors, as mentioned in the consolidated analysis.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	40

Marketletter 3Q21

Table 24: Operating Provisions (R$ million)
Operating Provisions
	3Q21	3Q20 (Restated)
Guarantees	- 5	- 3
Contingencies	9,139	412
PCLD - Financing and Loans	10	99
Overdraft liabilities in subsidiaries	-	-
Investment Losses	15	18
Provision for Implantation of Shares - Compulsory Loan	47	353
ANEEL Provision - CCC	340	27
Others	5	15
TOTAL	9,552	921

2.3       Parent Company Financial Result

In 3Q21, the Financial Result negatively impacted the Parent Company's result by R$927 million, as well as in 3Q20, with a negative result of R$311 million. The result was mainly influenced by: (i) exchange rate fluctuations in the period, given the devaluation of the dollar against the real and the situation of exchange rate exposure. The result of net exchange variation went from a negative amount of R$107 million in 3Q20 to a negative result of R$503 million in 3Q21; and (ii) the increase in net monetary restatements, which went from a negative amount of R$243 million in 3Q20 to a negative amount of R$473 million in 3Q21, mainly due to the financial expense and monetary restatement considering the effect of the application of the IPCA (in replacement of SELIC) on CCC credits and obligations in the amount of R$ 446 million, due to what was established in CNPE Resolution 15/2021.

Table 26: Financial Result (R$ million)
FINANCIAL RESULT	3Q21	3Q20
Financial income
Interest, commission and fee income	227	332
Income from financial investments	118	89
Additional moratorium on electricity	11	0
Monetary updates	- 473	- 243
Exchange variations	- 503	- 107
Interest income on dividends	209	137
Other financial income	32	28

Financial expenses
Debt charges	- 392	- 283
Leasing charges	-1	-1
Charges on shareholder resources	-1	0
Other financial expenses	-155	-262
	- 927	- 311

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	41

Marketletter 3Q21

III.
General Information

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	42

Marketletter 3Q21

SHARE CAPITAL

Eletrobras' capital stock, on September 30, 2021, totaled R$ 39,057 billion, represented by 1,568,930,910 shares, of which 1,288,842,596 are common shares and 280,088,314 are preferred shares.

TABLE 27: CAPITAL STRUCTURE

Eletrobras’s Social Capital

Shareholding position on 09/30/2021			% Capital

Shareholders	Quantity	Value(R$)%		Total

Common	1,288,842,596	32,084,698,524.23	100.00%	82.15%
Government	667,888,884	16,626,555,917.17	51.82%	42.57%
BNDESPAR	141,757,951	3,528,950,032.66	11.00%	9.04%
BNDES	74,545,264	1,855,744,316.08	5.78%	4.75%
Citibank	46,264,144	1,151,708,608.43	3.59%	2.95%
Iberclear - Latibex	333,835	8,310,553.49	0.03%	0.02%
FIA Dinâmica e Banclass	65,536,875	1,631,487,726.37	5.08%	4.18%
FND	45,621,589	1,135,712,719.15	3.54%	2.91%
FGHAB	1,000,000	24,894,194.70	0.08%	0.06%
Banco do Nordeste	1,420,900	35,372,161.25	0.11%	0.09%
Others	244,473,154	6,085,962,294.93	18.97%	15.58%

PREF. A	146,920	3,657,455.09	100.00%	0.01%
Victor Adler	52,200	1,299,476.96	35.53%	0.00%
Shareholders to be identified	42,451	1,056,783.46	28.89%	0.00%
Others	52,269	1,301,194.66	35.58%	0.00%

PREF. B	279,941,394	6,968,915,567.21	100.00%	17.84%
Citibank	5,052,187	125,770,126.85	1.80%	0.32%
Iberclear - Latibex	134,253	3,342,120.32	0.05%	0.01%
BNDESPAR	18,691,102	465,299,932.37	6.68%	1.19%
BNDES	18,262,671	454,634,487.64	6.52%	1.16%
3G Radar Backgrounds	28,538,776	710,449,846.28	10.19%	1.82%
Shareholders to be identified	2,023,774	50,380,223.99	0.72%	0.13%
Government	494	12,297.73	0.00%	0.00%
Others	207,238,137	5,159,026,532.02	74.03%	13.21%
Total	1,568,930,910	39,057,271,546.52	-	100.00%

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	43

Marketletter 3Q21

Shares Analysis

Shares

Table 28: B3, ELET3 and ELET6
Price and Volume	(R$) ELET3 (Common)	(R$) ELET6 (Preferred)	(pts.) IBOV (index)	(pts.) IEE (index)
Closing Price on 09/30/2021	38.51	38.72	110,979	78,296
Maximum in the quarter	44.20	43.61	128,407	81,892
Average in the quarter	39.92	40.01	120,076	79,698
Minimum in the quarter	34.29	34.95	108,844	76,567

Variation in 3Q21	-10.8%	-10.5%	-12.5%	-2.7%
Change in the last 12 months	36.6%	34.2%	17.3%	14.2%
Average Daily Traded Volume 3Q21 (R$ million)	160.2	79.6	-	-

Book Value per Share (R$)	48.52	48.52	-	-
Price / Profit (P/E) (1)	65.40	65.76	-	-
Price / Shareholders' Equity (P/B) (2)	0.79	0.80	-	-
(1)	Closing price of preferred and common shares at the end of the period / Net income per share. For the calculation, the accumulated net profit of the last 12 months was considered;
(2)	Closing price of preferred and common shares at the end of the period / Book Value per share at the end of the period.

Evolution of Shares Traded at B3

Source: AE Broadcast

Index number 09/30/2020 = 100 and ex-dividend values.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	44

Marketletter 3Q21

ADR Programs

TABLE 29: NYSE, EBRN AND EBRB
Price and Volume	(US$) NYSE EBRN	(US$) NYSE EBRB
Closing Price on 09/30/2021	7.10	7.22
Maximum in the quarter	8.68	9.16
Average in the quarter	7.67	7.70
Minimum in the quarter	6.55	6.65

Variation in 3Q21	-17.9%	-17.4%
Change in the last 12 months	38.1%	42.4%
Average Daily Trading Volume 3Q21 (US$ thousand)	5,864	56

Evolution of Shares Traded in ADR

Source: AE Broadcast

Index number 09/30/2020 = 100 and ex-dividend values.

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	45

Marketletter 3Q21

Latibex - MADRID MARKET

Tabela 30: LATIBEX, XELTO E XELTB
Price and Volume	(€) LATIBEX XELTO	(€) LATIBEX XELTB
Closing Price on 09/30/2021	6.15	6.10
Maximum in the quarter	7.15	7.55
Average in the quarter	6.33	6.88
Minimum in the quarter	5.60	5.60

Variation in 3Q21	-20.6%	-19.2%
Change in the last 12 months	32.5%	18.4%
Average Daily Traded Volume 3Q21 (thousands of Euros)	13.9	0.6

Evolution of Foreign Currencies

Index number 09/30/2020 = 100.

Source: Banco Central

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	46

Marketletter 3Q21

Nº of Employees

PARENT COMPANY

TABLE 31: EMPLOYEES FOR WORKING TIME
Working time in the company (years)	3Q21
Up until 5	21
6 to 10	56
11 to15	365
16 to 20	149
21 to 25	19
More than 25	59
Total	669

TABLE 32: EMPLOYEES BY FEDERATION STATE
Federation State	3Q21
Rio de Janeiro	652
São Paulo	1
Brasília	15
Expatriate	1
Total	669

TURNOVER INDEX (Holding)

TABLE 33: TURNOVER HOLDING
3Q21
1.74%

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	47

Marketletter 3Q21

Balance Sheet

(R$ thousand)
Ativo	Parent Company		Consolidated
	09.30.21	12.31.20	09.30.21	12.31.20
CURRENT
Cash and cash equivalents	1,705,126	21,630	1,881,127	286,607
Restricted cash	3,893,807	3,412,292	3,893,807	3,573,362
Marketable securities	8,460,398	7,740,051	18,551,266	14,039,358
Customers	345,257	481,109	4,401,187	5,971,657
Asset contractual transmission	0	0	7,097,383	10,364,908
Loans and financing	3,550,100	5,937,323	2,429,175	4,748,661
Remuneration of equity interests	1,046,917	4,720,491	270,292	675,510
Taxes to recover	347,824	519,200	475,653	833,960
Income tax and social contribution	816,736	829,569	1,615,861	1,292,750
Reimbursement rights	0	0	3,267	4,684
Warehouse	281	305	587,676	509,991
Nuclear fuel stock	0	0	428,340	428,340
Derivative financial instruments	0	0	673,264	317,443
Hydrological risk	0	0	0	0
Others	2,436,134	1,683,297	2,511,564	1,855,175
	22,602,580	25,345,267	44,819,862	44,902,406

Asset held for sale	289,331	289,331	389,210	289,331
	22,891,911	25,634,598	45,209,072	45,191,737
NON CURRENT
LONG-TERM REALIZABLE
Reimbursement rights	5,611,205	5,583,447	5,729,850	5,583,447
Loans and financing	8,990,249	11,197,073	5,242,903	6,176,238
Customers	0	0	1,459,622	1,061,899
Marketable Securities	338,780	322,884	339,144	323,236
Nuclear fuel stock	0	0	1,381,643	1,264,780
Taxes to recover	3,365	2,781	485,075	430,045
Current Income Tax and Social Contribution	0	0	1,513,141	2,068,894
Escrow deposits	6,402,167	4,676,895	8,452,197	6,752,865
Transmission contractual asset	0	0	49,902,960	41,023,616
Financial assets - Concessions and Itaipu	1,021,388	1,103,034	3,152,989	3,199,751
Derivative financial instruments	0	0	628,828	310,100
Advances for future capital increase	2,259,232	1,223,108	0	1,541
Decommissioning Fund	1,958,863	1,753,827	1,958,863	1,753,827
Others	918,965	1,153,411	1,258,823	1,286,546
	27,504,214	27,016,460	81,506,038	71,236,785
INVESTMENT	92,006,003	77,538,694	28,493,143	29,089,522
Fixed assets net	238,298	244,673	32,971,786	32,662,912
INTANGIBLE	56,930	42,974	5,075,042	785,493
TOTAL NON-CURRENT ASSETS	119,805,445	104,842,801	148,046,009	133,774,712
TOTAL ASSETS	142,697,356	130,477,399	193,255,081	178,966,449

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	48

Marketletter 3Q21

(R$ thousand)
Liabilities and Equity	Parent Company		Consolidated
	09.30.21	31.12.20	09.30.21	31.12.20
CURRENT
Loans and financing and Debentures	9,009,755	7,984,194	11,875,718	11,410,751
Compulsory loan	80,354	57,201	80,354	57,201
Suppliers	618,886	705,908	3,511,594	3,904,051
Advances from customers	1,047,382	1,060,770	1,136,891	1,134,845
Taxes payable	229,012	335,432	889,144	1,194,042
Income tax and social contribution	0	0	47,468	319,435
Onerous contracts	0	0	0	40,196
Remuneration to shareholders	40,429	1,530,718	44,701	1,547,158
Financial liabilities - Concessions and Itaipu	2,134,388	647,214	2,134,388	647,214
Estimated liabilities	182,921	167,344	1,573,622	1,454,148
Reimbursement Obligations	1,493,047	1,373,656	1,766,802	1,618,508
Post-employment benefits	0	0	218,395	192,209
Provisions for contingencies	2,167,235	1,332,779	2,167,235	1,722,562
Regulatory charges	0	0	551,309	586,845
Lease	7,671	7,595	213,311	217,321
Others	126,328	111,998	389,166	353,580
	17,137,408	15,314,809	26,600,098	26,400,066
NON-CURRENT
Loans and financing and Debentures	19,639,808	20,014,081	36,276,082	35,591,282
Suppliers	0	0	16,555	16,556
Advances from customers	0	0	208,204	290,870
Compulsory loan	1,109,335	989,908	1,109,335	989,908
Obligation for asset retirement	0	0	3,209,663	3,040,011
Provisions for contingencies	24,413,167	16,526,961	31,479,756	24,108,078
Post-employment benefits	1,120,996	1,131,997	6,970,556	6,824,632
Provision for unsecured liabilities	0	0	3,848	4,191
Onerous contracts	0	0	478,099	414,705
Reimbursement Obligations	0	0	92,359	22,259
Lease	42,532	48,333	733,378	835,873
Concessions payable - Use of public goods	0	0	73,531	65,954
Advances for future capital increase	75,929	74,060	75,929	74,060
Derivative financial instruments	0	0	0	10,014
Sector Charges	0	0	642,938	744,442
Taxes payable	0	0	299,712	182,179
Income tax and social contribution	600,540	650,523	6,762,310	3,705,055
Others	2,429,131	2,248,420	1,789,591	1,895,020
TOTAL NON-CURRENT LIABILITIES	49,431,438	41,684,283	90,221,846	78,815,089

EQUITY
Share capital	39,057,271	39,057,271	39,057,271	39,057,271
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Profit reserves	26,616,165	28,908,054	26,616,165	28,908,054
Advances for future capital increase	0	0	0	0
Other comprehensive income accumulated	-8,424,696	-8,354,188	-8,424,696	-8,354,188
Non controlling shareholdins	0	0	304,627	272,987
Accumulated profits	5,012,600	0	5,012,600	0
TOTAL SHAREHOLDERS' EQUITY	76,128,510	73,478,307	76,433,137	73,751,294
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	142,697,356	130,477,399	193,255,081	178,966,449

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	49

Marketletter 3Q21

Income Statement

(R$ thousand)
	Parent Company	Consolidated
	09.30.21	09.30.20	09.30.21	09.30.20
NET OPERATING REVENUE	472,345	-15,113	26,124,306	19,566,810
Operating costs
Personnel, Material and Services	0	0	-2,635,804	-2,439,544
Energy purchased for resale	-418,856	-4,577	1,353,914	-1,570,469
Charges upon use of electric network	0	0	-1,800,388	-1,349,987
Fuel for electricity production	0	0	-1,830,066	-1,524,080
Construction	0	0	-769,016	-576,480
Depreciation	0	0	-1,224,303	-1,233,154
Amortization	0	0	-56,183	-44,919
Operating Provisions /Reversals net	0	0	-9,472	-367,304
Others Costs	0	0	-213,004	-76,640
GROSS RESULT	53,489	-19,690	18,939,984	10,384,233
Operating expenses
Personnel, Supllies and Services	-400,505	-415,045	-2,563,827	-2,398,040
Depreciation	-8,995	-9,703	-105,691	-97,662
Amortization	-8	-8	-22,176	-23,674
Donations and contributions	-65,830	-75,769	-115,176	-137,790
Operating Provisions /Reversals net	-10,864,969	-1,111,520	-11,359,302	-2,640,507
Others	-288,703	-144,672	-788,997	-790,777
	-11,629,010	-1,756,717	-14,955,169	-6,088,450
Regulatory remeasurements - Transmission Contracts	0	0	4,858,744	4,228,337
OPERATING INCOME BEFORE FINANCIAL RESULT	-11,575,521	-1,776,407	8,843,559	8,524,120
Resultado Financeiro
Financial result
Financial income	697,197	1,115,374	488,565	720,892
Income from interest, commissions and fees	206,419	753,582	396,286	962,700
Income from financial investments	22,887	1,385	205,745	211,112
Moratorium on electricity	988,977	363,216	1,340,085	543,676
Active monetary updates	1,352,771	5,158,498	1,288,240	4,912,083
Active exchange rate variations	209,321	137,404	16,761	5,992
Gains on derivatives	0	0	684,564	56,396
Other financial income	128,193	138,521	353,709	214,268
Financial expenses
Debt charges	-1,045,776	-1,338,305	-1,896,829	-2,249,797
Leasing charges	-3,709	-4,238	-339,591	-276,974
Charges on shareholders' funds	-1,869	-23,467	-27,348	-78,012
Passive monetary updates	-1,089,568	-483,789	-1,282,171	-544,319
Passive exchange variations	-1,568,699	-5,502,398	-1,558,126	-5,932,490
Derivative losses	0	0	0	0
Other financial expenses	-486,621	-936,638	-791,656	-642,283
	-590,477	-620,855	-1,121,766	-2,096,756
INCOME BEFORE EQUITY	-12,165,998	-2,397,262	7,721,793	6,427,364
RESULTS OF EQUITY	16,438,024	6,856,931	1,706,178	875,494
OUTRAS RECEITAS E DESPESAS	771,758	0	771,758	25,042
OTHER REVENUE AND EXPENDITURE	5,043,784	4,459,669	10,199,729	7,327,900
Current Income Tax and Social Contribution	0	0	-1,427,201	-2,171,772
Deferred Income Tax and Social Contribution	0	0	-3,668,904	-645,120
NET INCOME FOR THE PERIOD	5,043,784	4,459,669	5,103,624	4,511,008

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	50

Marketletter 3Q21

Cash Flow Statement

(R$ thousand)
	Parent Company	Consolidated
	09.30.21	09.30.20	09.30.21	09.30.20
Operating Activities
Income before income tax and social contribution	5.043.784	4.459.669	10.199.729	7.327.900
Adjustments to reconcile income to cash provided by operations::
Depreciation and amortization	9.003	9.711	1.408.353	1.399.409
Net foreign exchange rate variations	316.519	464.473	211.972	1.021.050
Financial charges	144.836	113.232	1.758.442	1.877.899
Equivalence equity results	-16.438.024	-6.856.931	-1.706.178	-875.494
Other Income and Expenses	-771.758	0	-771.758	-25.042
Contract revenue - Transmission	0	0	-7.008.578	-3.739.843
Construction Revenue	0	0	-1.103.056	-437.739
Regulatory remeasurements - Transmission Contracts	0	0	-4.858.744	-4.228.337
Operating provisions (reversals)	10.864.969	1.111.520	11.368.774	3.007.811
Participation of non-controlling shareholders	0	0	-90.643	-61.300
GSF reimbursement	0	0	-4.265.889	0
Financial instruments - derivatives	0	0	-684.564	-56.396
Others	-167.777	458.297	703.487	-521.022
	-6.042.232	-4.699.698	-5.038.382	-2.639.004
(Increases) / decreases in operating assets
Customers	1	1	1.036.896	-557.013
Marketable securities	-720.347	-18.698	-4.511.920	-1.407.663
Reimbursement rights	51.040	-95.311	-66.188	-18.340
Warehouse	24	-65	-77.685	-41.850
Nuclear fuel stock	0	0	-116.863	-170.433
Financial assets - Itaipu	1.568.820	514.997	1.568.820	514.997
Assets held for sale	0	294.249	-99.879	324.009
Hydrological risk	0	0	520.785	34.062
Credits with subsidiaries - CCD	0	0	0	0
Others	110.536	128.797	62.226	-306.729
	1.010.074	823.970	-1.683.808	-1.628.960
Increase / (decrease) in operating liabilities
Suppliers	-254.687	-58.257	-560.123	-568.307
Advances	0	0	-67.232	-53.459
Lease	-5.725	4.237	274.473	253.179
Estimated liabilities	15.577	26.875	-16.027	122.333
Indemnification obligations	0	0	99.003	0
Sectorial charges	0	0	-137.040	69.231
Liabilities associated with assets held for sale	0	0	0	0
Accounts payable with subsidiaries	0	0	0	0
Others	-733.239	342.622	-715.465	131.494
	-978.074	315.477	-1.122.411	-45.529

Payment of financial charges	-848.801	-631.163	-1.549.307	-1.798.451
Revenue of RAP and indemnities	0	0	7.510.113	6.519.416
Revenue of financial charges	643.814	840.415	424.945	523.603
Payment of income tax and social contribution	-155.989	-188.159	-1.920.400	-2.376.481
Revenue of remuneration for investments in equity interests	5.528.150	3.578.347	1.523.912	454.423
Supplementary pension payment	-11.002	-9.443	-241.683	-204.965

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	51

Marketletter 3Q21

Payment of legal contingencies	-1.886.445	-2.871.787	-4.148.606	-2.942.684
Bonds and related deposits	-1.574.390	-728.671	-1.512.755	-765.390

Net cash provided by (used in) operating activities	728.889	888.957	2.441.347	2.423.878

Financing Activities
Loans and financing obtained and debentures obtained	2.700.000	5.193.319	4.736.770	8.191.275
Payment of loans and financing and debentures - principal	-2.860.468	-8.099.149	-4.270.102	-9.974.976
Payment of remuneration to shareholders	-2.922.438	-2.579.579	-2.840.202	-2.590.936
Revenue of advance for future capital increase	0	0	0	0
Payment of finance leases	0	-9.899	-380.978	-409.831
Others	0	0	266	-14.236

Net cash provided by (used in) financing activities	-3.082.906	-5.495.308	-2.754.246	-4.798.704

Investing activities
Lending and financing	0	0	0	0
Loans and financing receivables	5.076.238	4.966.163	3.615.731	3.131.802
Acquisition of fixed assets	-2.621	0	-1.375.560	-842.815
Acquisition of intangible assets	-13.964	-14.190	-133.994	-50.331
Acquisition / capital investment in equity	-9	0	-117.921	-45.569
Advance concession for future capital increase	-1.022.319	-652.339	0	-6.000
Investment sale in shareholdings	188	309.287	188	311.587
Net cash flow in the acquisition of investees	0	0	0	0
Others	0	0	-81.025	-151.858
Net cash provided by (used in) investing activities from continuing operations	4.037.513	4.608.921	1.907.419	2.346.816

Increase (decrease) in cash and cash equivalents	1.683.496	2.570	1.594.520	-28.010

Cash and cash equivalents at the beginning of the year for continued operations	21.630	18.202	286.607	335.307
Cash and cash equivalents at year-end of continuing operations	1.705.126	20.772	1.881.127	307.297
	1.683.496	2.570	1.594.520	-28.010

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	52

Marketletter 3Q21

IV.

NEW SUSTAINABILITY CHANNEL

MARKETLETTER 3Q2021 Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding.	53

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.